Form 20-F
period 2025-09-30
WORK Medical Technology Group LTD
filed 2026-01-30
CIK 1929783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

The People’s Republic of China

+86-571-82613568

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	WOK	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 95,998,776 Class A Ordinary Shares, par value $0.05 per share, and 7,592,500 Class B Ordinary Shares, par value $0.05 per share, as of September 30, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws, regulations and rules, of “China” or the “PRC”, it refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or the “PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

●	“Class I medical device” are to a medical device with a low level of risks and whose safety and effectiveness can be ensured through routine administration, pursuant to the Regulations on the Supervision and Administration of Medical Devices (as amended in 2024 and effective in 2025) (the “2024 Medical Device Regulation”);

●	“Class II medical device” are to a medical device with moderate risks that must be strictly controlled and regulated to ensure its safety and effectiveness, pursuant to the 2024 Medical Device Regulation;

●	“Class III medical device” are to a medical device with relatively high risks that must be strictly controlled and regulated through special measures to ensure its safety and effectiveness, pursuant to the 2024 Medical Device Regulation;

●	“Code” are to the United States Internal Revenue Code of 1986, as amended;

●	“Class A Ordinary Share” are to the Ordinary Share designated by the directors as a Class A ordinary share, par value $0.05 per share (or par value US$5.00 per share post-November Share Consolidation);

●	“Class B Ordinary Share” are to the Ordinary Share designated by the directors as a Class B ordinary share, par value $0.05 per share (or par value US$5.00 per share post-November Share Consolidation);

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“FDA” are to the U.S. Food and Drug Administration;

●	“Group” are to the WORK Medical Technology Group LTD, Work BVI, Work Medical Technology, WFOE, Work RWA TECH LIMITED and the PRC subsidiaries, collectively;

●	“Hangzhou Hanshi” are to Hangzhou Hanshi Medical Equipment Co., Ltd.;

●	“Hangzhou Shanyou” are to Hangzhou Shanyou Medical Equipment Co., Ltd.;

●	“Hangzhou Woli” are to Hangzhou Woli Medical Treatment Technology Co., Ltd.;

●	“Hangzhou Youshunhe” are to Hangzhou Youshunhe Technology Co., Ltd.;

●	“Huangshan Saitumofei” are to Huangshan Saitumofei Medical Technology Co., Ltd.;

●	“Hunan Saitumofei” are to Hunan Saitumofei Medical Treatment Technology Co., Ltd.;

●	“mainland China” or “Chinese mainland” are to the People’s Republic of China, excluding, solely for the purpose of this annual report, the special administrative regions of Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

●	“Nasdaq” are to the Nasdaq Capital Market;

ii

●	“Ordinary Shares” are to ordinary shares of the Company having the rights set out in the Articles of Association and issued as either a Class A Ordinary Share or as a Class B Ordinary Share;

●	“PFIC” are to a passive foreign investment company;

●	“PRC subsidiaries” are to Work Hangzhou, Hangzhou Shanyou, Hangzhou Hanshi, Hangzhou Youshunhe, Hangzhou Woli, Shanghai Saitumofei, Huangshan Saitumofei and Hunan Saitumofei, collectively;

●	“RMB” or the “Renminbi” are to the legal currency of China;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Shanghai Saitumofei” are to Shanghai Saitumofei Medical Treatment Technology Co., Ltd.;

●	“US$,” “USD,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“Work BVI” are to Work Medical Technology Group Limited;

●	“Work Medical Technology” are to Work Medical Technology Group (China) Limited;

●	“WFOE” or “Work Age” are to Work Age (Hangzhou) Medical Treatment Technology Co., Ltd, which is a limited liability company formed in China; and

●	“Work Hangzhou” are to Work (Hangzhou) Medical Treatment Technology Co., Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2025 and 2024. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	September 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year - RMB	RMB7.1190 to $1.00	RMB7.0176 to $1.00	RMB7.2960 to $1.00
Average rate for the year - RMB	RMB7.2125 to $1.00	RMB7.2043 to $1.00	RMB7.0824 to $1.00

iii

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

In this annual report, unless otherwise stated, the terms “we,” “us,” “our,” “Work Cayman,” “our Company,” and the “Company” refer to WORK Medical Technology Group LTD, an exempted company limited by shares incorporated under the laws of the Cayman Islands and not a Chinese operating company. Work Cayman has no operations of its own and conducts all of its operations through the PRC subsidiaries, namely, Work (Hangzhou) Medical Treatment Technology Co., Ltd. (“Work Hangzhou”), our wholly owned PRC subsidiary, and its subsidiaries, Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”), Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”), Hangzhou Youshunhe Technology Co., Ltd. (“Hangzhou Youshunhe”), Hangzhou Woli Medical Treatment Technology Co., Ltd. (“Hangzhou Woli”), Shanghai Saitumofei Medical Treatment Technology Co., Ltd. (“Shanghai Saitumofei”), Huangshan Saitumofei Medical Technology Co., Ltd. (“Huangshan Saitumofei”), and Hunan Saitumofei Medical Treatment Technology Co., Ltd. (“Hunan Saitumofei”) (collectively referred to herein as “the PRC subsidiaries”). The operations of the PRC subsidiaries could affect other parts of our business.

Investors in our Class A Ordinary Shares should be aware that they will not directly hold equity interests in the PRC subsidiaries but rather are purchasing equity solely in WORK Medical Technology Group LTD, a Cayman Islands holding company, which indirectly owns a majority of the equity interests in such PRC subsidiaries. The Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For risks facing our Company as a result of our organizational structure and doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” We do not currently use a variable interest entity (“VIE”) structure.

In addition, as we conduct all of our operations through the PRC subsidiaries in China, we and the PRC subsidiaries are subject to legal and operational risks associated with being based in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in the PRC subsidiaries’ operations and/or cause the value of our Class A Ordinary Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe, as advised by our PRC counsel, AllBright Law Offices (Fuzhou), that we or the PRC subsidiaries are directly subject to these regulatory actions or statements, as neither we nor the PRC subsidiaries have implemented any monopolistic behavior, and the PRC subsidiaries’ business does not implicate cybersecurity, because the PRC subsidiaries currently engage in the manufacture and sale of medical devices and neither we nor the PRC subsidiaries possess the personal information of over one million users, nor are we or the PRC subsidiaries involved in any type of restricted industries. On September 8, 2006, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) which were jointly adopted by six PRC regulatory agencies came into effect. The M&A Rules include, among other things, provisions that purport to require that offshore special purpose vehicles (each, an “SPV”) that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, obtain the approval of the China Securities Regulatory Commission (the “CSRC”) prior to the listing and trading of any such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. Since the Company is neither controlled by PRC entities or individuals, nor formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, we believe, as advised by our PRC counsel, AllBright Law Offices (Fuzhou), that the Company is not an SPV, and, therefore, the M&A Rules do not apply to us, and we do not need to obtain the approval from the CSRC under the M&A Rules. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore SPVs.

Furthermore, on March 31, 2023, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”) issued by the CSRC came into force. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the New Administrative Rules Regarding Overseas Listings, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of Trial Administrative Measures within three working days following their submission of initial public offering (“IPO”), listing applications, or completion of subsequent securities offerings. The New Administrative Rules Regarding Overseas Listings apply to both IPO and subsequent securities offerings of a company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. On the same day, the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”) promulgated by the CSRC became effective. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators, and individuals, shall fulfill due procedures in compliance with applicable regulations. Our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “WOK” on August 23, 2024, and on August 26, 2024, the Company completed its IPO. We believe, as advised by our PRC counsel, Allbright Law Offices (Fuzhou), that our IPO did not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear, and we cannot be certain whether we will be able to perform the relevant procedures. We also believe, based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), that (i) because we are not an SPV which acquires PRC domestic companies’ equity with our shares prior to the listing of our Class A Ordinary Shares on Nasdaq, we were not required to submit an application to the CSRC for its approval of the IPO and the listing and trading of our Class A Ordinary Shares with Nasdaq under the M&A Rules; (ii) as we are regarded as a domestic company to be indirectly listed on overseas markets under the Trial Administrative Measures, we were required to complete the filing procedures with the CSRC in accordance with the Trial Administrative Measures with respect to our IPO and on December 21, 2023, we completed all the required filing procedures with the CSRC with respect to our IPO; (iii) neither we nor the PRC subsidiaries are subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”), pursuant to the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022, since the PRC subsidiaries currently engage in the manufacture and sale of medical devices and neither we nor the PRC subsidiaries possess personal information of over one million users; (iv) the Company is currently not required to obtain permission or approval from any of the PRC central or local governmental authorities, except for completing the filing procedures with the CSRC, and it has not received any denial to list on a U.S. exchange. However, in the event that we conduct subsequent offerings, we could be subject to new filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations of the PRC subsidiaries in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless; and (v) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will not take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC subsidiaries’ business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay our subsequent securities offerings and failure to obtain any such approvals, if required, could have a material adverse effect on the PRC subsidiaries’ and our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our subsequent securities offerings and affect our ability to offer or continue to offer securities to investors outside China” on page 32; “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on page 27; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” on page 30.

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

Moreover, the Chinese government may exert substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and our subsequent securities offerings at any time, which could result in a material change in the PRC subsidiaries’ operations and our Class A Ordinary Shares could decline in value significantly or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and our subsequent securities offerings at any time, which could result in a material change in the PRC subsidiaries’ operations and our Class A Ordinary Shares could significantly decline in value or become worthless” on page 29.

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

Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990, and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy of Hong Kong). While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, the national laws of the PRC not listed in Annex III of the Basic Law do not apply to our Hong Kong subsidiary, Work Medical Technology. However, there is no assurance that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to Work Medical Technology due to changes in the current political arrangements between mainland China and Hong Kong or other unforeseeable reasons. The application of such laws and regulations may have a material adverse impact on Work Medical Technology, as relevant authorities may impose fines and penalties upon Work Medical Technology, delay or restrict the repatriation of the proceeds from our securities offerings into mainland China and Hong Kong, and any failure by us to fully comply with any such new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or in extreme cases, become worthless.

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (“the HFCA Act”), if the PCAOB is unable to inspect our auditors for two consecutive years. As a result, an exchange may determine to delist our securities. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years, as was formerly required under the HFCA Act before such amendment, to two consecutive years. According to the Consolidated Appropriations Act, any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this annual report, neither our former auditor WWC, P.C. (“WWC”), the independent registered public accounting firm that issued the audit report included in the 2024 annual report, nor our current auditor, HTL International, LLC (“HTL”), is on the list published by the PCAOB subject to the determinations as to inability to inspect or investigate completely, as announced by the PCAOB on December 16, 2021. WWC is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection. On July 29, 2025, the Company appointed HTL as its independent registered public accounting firm in place of WWC, effective on July 30, 2025. HTL is headquartered in Houston, Texas, and it is currently subject to inspection. However, recently developments with respect to audits of China-based companies, create uncertainty about the ability of our auditor, to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), which sets out specific arrangements on conducting inspections and investigations over relevant audit firms within the jurisdiction of the PRC and the U.S, including the audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.” on page 40.

As a holding company, we may rely on dividends and other distributions on equity paid by the PRC subsidiaries for our cash and financing requirements. If any of the PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Subject to certain contractual, legal, and regulatory restrictions, and our internal cash management policy, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. If needed, our Cayman Islands holding company can transfer cash to the PRC subsidiaries through loans and/or capital contributions, and the PRC subsidiaries can transfer cash to our Cayman Islands holding company through issuing dividends or other distributions. Our finance department supervises cash management, following the instructions of our management. Our finance department is responsible for establishing our cash operation plan and coordinating cash management matters among our subsidiaries and departments. Each subsidiary or department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested and submitting it to our finance department. The finance department reviews the cash demand plan and prepares a summary for the management of our Company. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this annual report, none of the PRC subsidiaries have made any dividends or other distributions of earnings to the Company or any U.S. investors. As of the date of this annual report, the transfers and distributions among the Company and its subsidiaries include, (i) $2,000,000 of the net proceeds (which totaled approximately $14,790,000) through at the market offering since December 2025 (the “ATM Offering”), which were sequentially transferred from the Company to Work BVI, then to Work Medical Technology, then to Work Age, then to Work Hangzhou, and finally to Hangzhou Woli; (ii) $1,000,000 of the net proceeds from our ATM Offering, which were transferred directly from the Company to Hangzhou Woli; (iii) $255,000 were transferred from Work Medical Technology to the Company, and among which $250,000 were transferred directly from the Company to Hangzhou Woli; (iv) $1,340,000 of the net proceeds (which totaled approximately $2,510,000) from registered direct offering completed in September 2025 (the “Registered Direct Offering”), which were sequentially transferred from the Company to Work BVI, then to Work Medical Technology, then to Work Age, then to Work Hangzhou, and finally to Hangzhou Woli; (v) $1,000,000 of the net proceeds from our Registered Direct Offering, which were transferred directly from the Company to Hangzhou Woli; (vi) $400,000 in funds released from an escrow account for indemnification purposes during the IPO, upon the first-year anniversary of the IPO closing, which were transferred from the Company to Work BVI, and subsequently to Work Medical Technology; (vii) net proceeds in the amount of $4,389,958.10 from follow-on underwritten offering completed in May 2025 (the “Follow-on Offering”), which were transferred from the Company to Work BVI, and subsequently to Work Medical Technology; (viii) net proceeds in the amount of $6,973,839 from the Company’s IPO, which were transferred from the Company to Work BVI and subsequently to Work Medical Technology; and (ix) funds transferred among five PRC subsidiaries, Hangzhou Shanyou, Hangzhou Hanshi, Hangzhou Woli, Shanghai Saitumofei, and Work Hangzhou for operational purposes. In the fiscal year ended September 30, 2024, the Company transferred the net proceeds in the amount of $7,373,839 from the Company’s IPO through Work BVI to Work Medical Technology, from such amount, $5,404,654 of the net proceeds remained available after reimbursing PRC subsidiaries for expenses advanced from them in connection with the IPO. In the fiscal year ended September 30, 2023, there was no cash transferred from the Cayman Islands holding company to its PRC subsidiaries. Funds also transferred among five PRC subsidiaries, Hangzhou Shanyou, Hangzhou Hanshi, Hangzhou Woli, Shanghai Saitumofei, and Work Hangzhou for operational purposes. The aggregate principal amounts of funds transferred among the PRC subsidiaries were $22,069,242, $2,459,263, and $8,262,606 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. As of the date of this annual report, there have been no other transfers or distributions made or dividends paid among the Company and its subsidiaries, except as described above. In the future, cash proceeds raised from overseas financing activities, including subsequent securities offerings, may be transferred by us to the PRC subsidiaries via capital contribution or shareholder loans, as the case may be. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and our audited consolidated financial statements for the fiscal years ended September 30, 2025 and 2024.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our or their operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Work Medical Technology may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiaries pay to Work Medical Technology may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect the PRC subsidiaries’ and our business, financial condition and results of operations and may result in the PRC subsidiaries’ inability to sustain their growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and subsequent securities offerings at any time, which could result in a material change in the PRC subsidiaries’ operations and our Class A Ordinary Shares could significantly decline in value or become worthless.

●	Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and officers named in the annual report based on foreign laws.

●	You may incur additional costs and face procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay our securities offerings and failure to obtain any such approvals, if required, could have a material adverse effect on the PRC subsidiaries’ and our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our securities offerings and affect our ability to offer or continue to offer securities to investors outside China.

●	PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for the PRC subsidiaries to pursue growth through acquisitions.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries or limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits.

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

●	We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.
●	Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax.
●	We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
●	Restrictions on currency exchange may limit our ability to utilize our revenue effectively.
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

●

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region and Hong Kong Autonomy Act of U.S. could impact our Hong Kong holding subsidiary.

Risks Related to Our Class A Ordinary Shares and the Trading Market (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and the trading market, including, but not limited to, the following:

●	Our share price may be volatile and could decline substantially, which could result in substantial losses to our investors.

●	If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We may issue additional Class A Ordinary Shares, Class B Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A Ordinary Shares.

●	We currently do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Class A Ordinary Share price and trading volume could decline.

●

Our Chief Operating Officer and Liwei Zhang have substantial influence over our Company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

●	A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.
●	We incur substantial increased costs being a public company.
●

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

●

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

●

Our ability to produce accurate financial statements may be materially adversely affected by any failure to maintain proper internal financial reporting controls. If we fail to maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations may continue to be impaired.

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

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.
●	You may be unable to present certain proposals before annual general meetings or extraordinary general meetings not called by shareholders.
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.
●	Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
●	Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances. Certain provisions in our amended and restated articles of association may discourage, delay, or prevent a change in control.

●	If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

●	Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Ordinary Shares without any cure period or opportunity to regain compliance.

Risks Related to Our Capital Structure (for a more detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Capital Structure”)

In addition to the risks described above, we are subject to general risks and uncertainties relating to our capital structure, including, but not limited to, the following:

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Risks Related to the PRC Subsidiaries’ Business and Industry

The PRC subsidiaries’ operating history may not be indicative of our future growth or financial results and the PRC subsidiaries may not be able to sustain their historical growth rates.

The PRC subsidiaries’ operating history may not be indicative of their future growth or financial results. There is no assurance that the PRC subsidiaries will be able to grow their revenue in future periods. Their growth rates may decline for any number of possible reasons, and some of them are beyond their control, including decreasing customer demand, increasing competition, declining growth of the medical device industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. The PRC subsidiaries expect to continue to expand their sales network and product offerings to bring greater convenience to their customers and to increase their customer base and number of transactions. However, the execution of their expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate they expect for the reasons stated above. If their growth rates decline, investors’ perceptions of their business and prospects may be adversely affected and the market price of our Class A Ordinary Shares could decline.

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

Since China lifted travel restrictions and quarantine requirements in December 2022, the demand for masks and the sales volume and unit price of masks substantially decreased. With the reduced demand for masks and unit price of masks, our net revenue from sales of masks decreased from $5,091,331, or approximately 37.53% of our total net revenue, for the fiscal year ended September 30, 2023 to $1,559,750, or approximately 13.56% of our total net revenue, for the fiscal year ended September 30, 2024. Furthermore, our net revenue from sales of masks decreased to $640,428, or approximately 6.50% of our total net revenue, for the fiscal year ended September 30, 2025.

While we do not expect this trend to continue in future financial periods, we estimate that the demand and unit price of masks have not experienced further material decreases since fiscal year 2025 and have remained relatively consistent at lower levels compared to prior periods. To mitigate these adverse effects, we have been strengthening our marketing efforts, focusing on medical devices other than masks. Nevertheless, if such trend continues, it could further reduce our revenue from sales of masks, thereby decreasing our total revenue, which could adversely affect the PRC subsidiaries’, the Group’s financial condition and our results of operations.

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

Our success will depend on the PRC subsidiaries’ ability to continue to develop and market their products. The PRC subsidiaries have been granted 35 patents in mainland China relating to their products and have 9 pending patent applications. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to the PRC subsidiaries. Also, litigation may be necessary to enforce their intellectual property rights or determine the validity and scope of the proprietary rights of others.

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

Our plans for business expansion and development are dependent upon our raising significant additional capital. Our plans call for significant new investments in research and development, marketing, expanded productions capacity, and working capital for raw materials and other items. Although we expect the proceeds of our IPO and subsequent securities offerings and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required, we will be required to seek additional investments, loans, or debt financing, or conduct subsequent securities offerings to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable, and we cannot guarantee you that the proceeds of a subsequent security offering will adequately meet our capital needs. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

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

The PRC subsidiaries sell disposable medical devices internationally. For the fiscal year ended September 30, 2025, 2024, and 2023, their international sales accounted for 16%, 15%, and 7%, respectively, of our revenue. Although they take measures to minimize risks inherent to their international sales, the following risks may have a negative effect on their profitability and operating results, impair the performance of their foreign sales or otherwise disrupt their business, which may adversely affect the profitability and operating results of the Group:

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

Companies operating in China are required to comply with a variety of fire protection laws, such as having an examination of fire protection design, inspection and acceptance of fire protection, record-filing and random inspection of construction projects. According to relevant laws and regulations with respect to construction projects, construction projects are subject to inspection and acceptance for fire protection. For certain construction projects, such as Hangzhou Shanyou’s production lines, a project facility owner shall provide fire protection design drawings to the relevant authorities before commencing construction and prepare the Inspection and Acceptance Reports of Fire Protection for the records of the competent authorities, and such authorities shall conduct a random inspection thereof. In case of failure to provide fire protection design drawings that meet the requirements of construction, the relevant authorities shall not issue a construction license. If a project facility owner places into service a construction project which was required to undergo a fire protection inspection and acceptance and the preparation of an Inspection and Acceptance Report of Fire Protection, but has not undergone such inspection and acceptance and failed to prepare an Inspection and Acceptance Report of Fire Protection, or has failed the inspection and acceptance, or failed to suspend the use of such construction project for which such project facility owner prepared the Inspection and Acceptance Report of Fire Protection for the records of the competent authorities but is later found to be unqualified in a random inspection, such project facility owner will be ordered to stop using the affected construction project, stop production or business operations and a fine of between RMB30,000 and RMB300,000 may be imposed by competent departments. If a project facility owner has undergone a fire protection inspection and acceptance and has already prepared an Inspection and Acceptance Report of Fire Protection but only fails to submit the report to the competent authorities for the records, such project facility owner will be subject to a fine of RMB5,000. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Fire Prevention Management” on page 96.

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

As of the date of this annual report, as to the production lines of Hangzhou Shanyou, which were placed into service without having been subject to completion inspection and acceptance, it did not obtain a construction license prior to the commencement of construction nor undergone the completion inspection and acceptance nor did it prepare the Inspection and Acceptance Reports of Construction for the records of the competent authorities, therefore, Hangzhou Shanyou could be fined (i) an amount equal to 1% to 2% of the contract price of the production lines construction (approximately $16,500 to $33,000), for its failure to obtain a construction license prior to the commencement of construction, (ii) plus a fine of between RMB0.2 million to RMB0.5 million (approximately $28,000 to $70,000) for its failure to prepare the Inspection and Acceptance Reports of Construction for the records of the competent authorities and make adequate rectification, and (iii) a fine of between 2% to 4% of the contract price of the production lines construction (approximately $33,000 to $66,100), for its failure to complete inspection and acceptance before placing the production lines into service. As a result, the aggregate amount of potential fine could be between $77,500 to $169,100. While we anticipate that the possibility of being fined is relatively low, since Hangzhou Shanyou has not been subject to such fine historically, and the estimated maximum fine amount is relatively immaterial, being less than 2% of our consolidated revenue in the fiscal year ended September 30, 2025, we cannot assure you that the production lines will not be ordered to be suspended and rectified, which could affect Hangzhou Shanyou’s production, and therefore could materially and adversely affect both its and our business, financial condition and results of operations. Moreover, we cannot assure that the safety of the production lines has been adequately addressed, since they have not been subject to completion inspection and acceptance. If any personal injury or property loss is caused by the production lines, Hangzhou Shanyou would be liable for compensation, which could materially and adversely affect both its and our reputation, business, financial condition and results of operations.

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

In the ordinary course of the PRC subsidiaries’ business, they have entered into transactions with related parties. For the fiscal years ended September 30, 2025, 2024, and 2023, the total revenues of the Group were $9,848,715, $11,506,440, and $13,565,951, respectively, while the revenues generated by sales to related parties were $34,895, $577,370, and $1,064,336, respectively, which accounted for 0.4%, 5%, and 8% of the total revenues, respectively. For the fiscal years ended September 30, 2025, 2024, and 2023, the total borrowed money of the Group was $18,815,719, $13,394,778, and $9,107,082, respectively, while the money borrowed from related parties was $860,780, $nil, and $nil, respectively, which accounted for 5%, 0%, and 0%, respectively.

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

Our PRC subsidiaries rely in part on third-party distributors to sell their products. For the fiscal year ended September 30, 2025, 2024, and 2023, the PRC subsidiaries had approximately 1,026, 953, and 892 domestic distributors, and 57, 29, and 22 exporting distributors, respectively. See “Item 4. Information on the Company—B. Business Overview—Marketing and Sales—Distribution Network.”

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

As of the fiscal years ended September 30, 2025, 2024, and 2023, the PRC subsidiaries had a total of 169, 141, and 143 suppliers, respectively. For the fiscal year ended September 30, 2025, the top three significant suppliers represented approximately 16%, 11%, and 8% of the total supplies purchased, respectively. For the fiscal year ended September 30, 2024, the top three significant suppliers represented approximately 15%, 10%, and 7% of the total supplies purchased, respectively. For the fiscal year ended September 30, 2023, the top three significant suppliers represented approximately 13%, 11%, and 9% of the total supplies purchased, respectively. See “Item 4. Information on the Company—B. Business Overview —Supplier.”

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

In July 2021, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As all of the operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect the PRC subsidiaries’ business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with the PRC subsidiaries’ operations and business in China and United States, as well as the market price of our Class A Ordinary Shares, may also be adversely affected.

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

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force on March 31, 2023. These Rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the New Administrative Rules Regarding Overseas Listings, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three working days following their submission of initial public offering (“IPO”), listing applications, or completion of subsequent securities offerings. The New Administrative Rules Regarding Overseas Listings apply to both IPO and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. As we are regarded as a domestic company to be indirectly listed on overseas markets under the Trial Administrative Measures, we were required to complete the filing procedures with the CSRC in accordance with the Trial Administrative Measures with respect to our IPO and on December 21, 2023, we completed all the required filing procedures with the CSRC with respect to our IPO. See “Item 3. Key Information—D. Risk Factors—Risks Related to doing business in China—Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” on page 30.

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

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence the PRC subsidiaries’ operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in the PRC subsidiaries’ and our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities. The PRC government may also intervene or influence the PRC subsidiaries’ operations and subsequent securities offerings at any time, which could result in a material change in the PRC subsidiaries’ operations and our Class A Ordinary Shares could significantly decline in value or become worthless.

Except for completing the filing procedures with the CSRC, we are currently not required to obtain any other approval from Chinese authorities to list on U.S exchanges. However, if the Company or any of the PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of Class A Ordinary Shares.

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

Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. According to the New Administrative Rules Regarding Overseas Listings, among other things, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of Trial Administrative Measures within three working days following their submission of initial public offering (“IPO”), listing applications, or completion of subsequent securities offerings. The New Administrative Rules Regarding Overseas Listings apply to both IPOs and subsequent securities offerings of the company in the same overseas market where it has previously offered and listed securities. Under these rules, companies like ours must file with the CSRC within three working days after completing a post-IPO securities offering. As we are regarded as a domestic company to be indirectly listed on overseas markets under the Trial Administrative Measures, we were required to complete the filing procedures with the CSRC in accordance with the Trial Administrative Measures with respect to our IPO and on December 21, 2023, we completed all the required filing procedures with the CSRC with respect to our IPO. We are advised by our PRC counsel, AllBright Law Officers (Fuzhou), that the Company is currently not required to obtain permission or approval from any of the PRC central or local governmental authorities, except for completing the filing procedures with the CSRC, and it has not received any denial to list on a U.S. exchange. However, in the event that we conduct subsequent offerings, we could be subject to new filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals, or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure to do so would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on our operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. Furthermore, on February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. The above-mentioned documents and materials that, if leaked, will be detrimental to national security or public interest, therefore, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations. Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe, as advised by our PRC counsel, Allbright Law Offices (Fuzhou), that our IPO did not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. The specific requirements of the relevant procedures are currently unclear, and we cannot be certain whether we will be able to perform the relevant procedures.

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

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay our securities offerings and failure to obtain any such approvals, if required, could have a material adverse effect on the PRC subsidiaries’ and our business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares, and could also create uncertainties for our securities offerings and affect our ability to offer or continue to offer securities to investors outside China.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, AllBright Law Offices (Fuzhou), that (i) since the Company is neither controlled by PRC entities or individuals, nor formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals, we believe that the Company is not an SPV, and therefore, the M&A Rules do not apply to us, and we do not need to obtain the approval from the CSRC under the M&A Rules; and (ii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusion stated above. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our subsequent securities offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our subsequent securities offerings under the M&A Rules, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on the PRC subsidiaries’ operations in China, limit the PRC subsidiaries operating privileges in China, delay or restrict the repatriation of the proceeds from our subsequent securities offerings into the PRC or take other actions that could have a material adverse effect on the PRC subsidiaries’ and our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete subsequent securities offerings. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt subsequent securities offerings before settlement and delivery of Class A Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur in subsequent securities offerings. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Regulation on Overseas Listings” on page 102.

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

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by an operator that possess the personal data of more than one million users. The operators refer to operators of critical information infrastructure and data processors. On November 14, 2021, the Cyberspace Administration of China issued the Regulations on Network Data Security (draft for public comments) which set forth cyber data security compliance requirements in greater detail. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Neither we nor the PRC subsidiaries do expect to be subject to cybersecurity review, because the PRC subsidiaries currently engage in the manufacture and sale of medical devices and neither we nor the PRC subsidiaries possess personal information of over one million users. As of the date of this annual report, neither we nor the PRC subsidiaries have been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, and neither we nor the PRC subsidiaries have received any warning, sanction, or penalty in such respect. However, the Measures for Cybersecurity Review were recently adopted and the Regulations on Network Data Security (draft for public comments) are in the process of being formulated and the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into force on March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. See “Item 3. Key Information—D. Risk Factors—Risks Related to doing business in China—Additional compliance procedures may be required in connection with our subsequent securities offerings, due to the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” on page 30. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we or the PRC subsidiaries obtain their prior approvals or ex-post record-filing for our IPO and any follow-on offerings, we or the PRC subsidiaries may be unable to obtain such approvals or record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2025 and 2024, these restricted assets were $3,235,308 and $972,494, respectively.

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

Dividends payable to our foreign investors and gains on the sale of our Class A Ordinary Shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in mainland China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within mainland China. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within mainland China. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, may be treated as income derived from sources within mainland China and may as a result be subject to PRC taxation. See “Item 4. B. Business Overview—Regulations—Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Class A Ordinary Shares may decline significantly.

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

As of the date of this annual report, (i) some of the PRC subsidiaries have not completed the social insurance registration and the housing fund registration; (ii) the PRC subsidiaries did not make contributions in the full amount for the social insurance fund and the housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the PRC subsidiaries did not make contributions in the housing fund for some employees. For the fiscal years of 2025, 2024, and 2023, $227,789, $300,945, and $287,629 of contributions for the social insurance fund, respectively, should have been made but were not. For the fiscal years of 2025, 2024 and 2023, $99,552, $94,815, and $90,620 of contributions for the housing provident fund, respectively, should have been made but were not.

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

Our Class A Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Class A Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our former auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in the 2024 annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards during its time served as our independent auditor. On July 29, 2025, the Company appointed HTL as its independent registered public accounting firm in place of WWC, effective on July 30, 2025. HTL is headquartered in Houston, Texas, and it is currently subject to inspection. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our Class Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to maintain the listing of our Class A Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our Class A Ordinary Shares.

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

Risks Related to our Class A Ordinary Shares and the Trading Market

Our share price may be volatile and could decline substantially, which could result in substantial losses to our investors.

The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

The market price of our Class A Ordinary Shares may be volatile, both because of actual and perceived changes in the Company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the medical device business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other medical device companies;

●	announcements by us or our competitors of new medical devices, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our Class A Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

The listing of our Class A Ordinary Shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of medical device companies are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our Class A Ordinary Shares.

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On April 7, 2025, the Company received a written notification from Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until October 6, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by October 6, 2025, the Company may be eligible for additional time to regain compliance or may face delisting. Subsequently, on October 7, 2025, the Company was provided an additional 180-day calendar days, or until April 6, 2026, to regain compliance.

On November 4, 2025, the Company received a letter from Nasdaq stating that the Company has regained compliance with the minimum bid price requirement by maintaining a minimum closing bid price of the Class A Ordinary Shares of $1.00 or greater per Class A Ordinary Share for the last 10 consecutive business days, from October 10, 2025 to November 3, 2025, and that this matter is now closed.

The Company may encounter similar compliance issues in the future, If the Nasdaq Stock Market LLC delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Under amended Nasdaq Listing Rule 5810(c)(3)(A)(iv) (the “Nasdaq Excessive Reverse Share Split Rule”), companies are now limited by how many times they can effect reverse share splits within a certain time period to regain compliance with the minimum bid price requirement. Under the Nasdaq Excessive Reverse Share Split Rule, if a company’s ordinary shares fail to meet the minimum bid price requirement and the company has effected a reverse share split within the prior one-year period, it will not be eligible for any compliance period to address a bid price deficiency. Accordingly, if our Class A Ordinary Shares fall out of compliance with the minimum bid requirement within a one-year period following our most recent share consolidation, we will be issued a delisting determination rather than being granted a compliance period. Under these circumstances, we could appeal the delisting determination to a Hearings Panel, during which time any suspension or delisting action will be stayed. This amendment builds upon a 2020 rule change, which established an automatic delisting threshold for companies that have conducted one or more reverse share splits within a two-year period with a cumulative ratio of 250 shares or more to one. Companies that meet this threshold are also ineligible for a compliance period and are subject to delisting (subject to a stay pursuant to the appeal processes).

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in losses to our shareholders. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

A reverse split of our Class A Ordinary Shares could decrease our total market capitalization and increase, and may continue to increase, the volatility of our share price.

There can be no assurance that the total market capitalization of our Class A Ordinary Shares after the reverse share split will be equal to or greater than the total market capitalization before the reverse share split or that the per share market price of our Class A Ordinary Shares following the reverse share split will increase in proportion to the reduction in the number of Class A Ordinary Shares outstanding before the reverse share split. Furthermore, a decline in the market price of our Class A Ordinary Shares after the reverse share split may result in a greater percentage decline than would occur in the absence of a reverse share split, and the liquidity of our Class A Ordinary Shares could be adversely affected following such a reverse share split.

We are a controlled company within the meaning of the Nasdaq continued listing requirements and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Our shareholders may not have the same protection afforded to shareholders of companies that are subject to such governance requirements.

As of the date of this annual report, our director and Chief Operating Officer (“COO”), Baiming Yu, through LWY GROUP, beneficially owns 100,625 Class B ordinary shares of the Company, representing 2,012,500 votes on matters to be decided by way of a poll and approximately 55.30% of the aggregate voting power of the Company’s outstanding Ordinary Shares. As a result, the Company is a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

●	are not required to have a board that is composed of a majority of “independent directors” as defined under the Nasdaq continued listing requirements;

●	not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and

●	are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

While we do not currently rely on these exemptions, we may opt to utilize these exemptions in the future as long as we remain a controlled company. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We may issue additional Class A Ordinary Shares, Class B Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A Ordinary Shares.

We may issue additional Class A Ordinary Shares, Class B Ordinary Shares or our other securities to investors. We may also issue additional Class A Ordinary Shares, Class B Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

Our issuance of additional Class A Ordinary Shares, Class B Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding share may be diminished; and

●	the market price of our Class A Ordinary Shares may decline.

We currently do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future.

We currently do not expect to pay dividends on our Class A Ordinary Shares in the foreseeable future. Instead, for the foreseeable future, it is expected that we will continue to retain any earnings to finance the development and expansion of its business, and not to pay any cash dividends on its Class A Ordinary Shares. Consequently, you should not rely on an investment in the Company as a source for any future dividend income.

Subject to the provisions of the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) and any rights attaching to any class or classes of shares under and in accordance with the articles: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Class A Ordinary Share price and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our Company, the trading price for its Class A Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on our Company, demand for its Class A Ordinary Shares could decrease, which might cause its Class A Ordinary Share price and trading volume to decline.

Our Chief Operating Officer and Liwei Zhang have substantial influence over our Company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report, Baiming Yu beneficially owns an aggregate of 99.866% of our outstanding Class B Ordinary Shares. Liwei Zhang, the spouse of Baiming Yu, beneficially owns an aggregate of 0.063% of our outstanding Class B Ordinary Shares. Baiming Yu and Liwei Zhang beneficially own an aggregate of 99.929% of our outstanding Class B Ordinary Shares. Moreover, Baiming Yu owns 3.35% of shares and Liwei Zhang owns 1.65% of shares of Hangzhou Shanyou. Because share percentage is aligned with voting power, Baiming Yu and Liwei Zhang do not have substantial influence over Hangzhou Shanyou.

Accordingly, as to Work Cayman, Mr. Yu and Ms. Zhang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. Without the consent of Mr. Yu and Ms. Zhang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Mr. Yu and Ms. Zhang may differ from the interests of our other shareholders. The concentration in the ownership of our voting power may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding Mr. Yu, Ms. Zhang, and their affiliated entity, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we are not currently a PFIC under the current PFIC rules for United States federal income tax purposes. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A Ordinary Shares, which is subject to change and may be volatile.

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

If we are a PFIC for any taxable year during which a United States person holds Class A Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Companies.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

Our ability to produce accurate financial statements may be materially adversely affected by any failure to maintain proper internal control over financial reporting. If we fail to maintain proper internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations may continue to be impaired.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of preparing our consolidated financial statements for the year ended September 30, 2024, we identified a material weakness in our internal control over financial reporting and other control deficiencies as of September 30, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Such material weakness identified relates to a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

Following the identification of the material weakness and control deficiency, we have undertaken certain remedial measures during the fiscal year ended September 30, 2025, including:

(i)	recruited qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework;

(ii)	designed and formalized internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process;

(iii)	developed a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and

(ii)	implemented regular and continuous U.S. GAAP financial reporting training programs for our accounting and financial reporting personnel.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing standards. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Class A Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in a public offering. Once Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

Provisions in our amended and restated articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call shareholder meetings.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq's traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq's proposal reflects its belief that once a company's market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Given that we are currently subject to a minimum bid price deficiency notice and our Class A Ordinary Shares have experienced price volatility, there is a risk with our market value falling below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders' investments.

Risks Related to Our Capital Structure

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders by way of a poll, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

Only our Class A Ordinary Shares are tradable on the market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares.

In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval.

There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

Work Cayman is a Cayman Islands exempted company incorporated on March 1, 2022. Work BVI is our wholly-owned subsidiary formed in the British Virgin Islands on March 15, 2022. Work Medical Technology is Work BVI’s wholly-owned subsidiary formed in Hong Kong on April 19, 2022. WFOE, is Work Medical Technology’s wholly-owned subsidiary formed in Hangzhou on April 28, 2022. Work Hangzhou is WFOE’s wholly-owned subsidiary formed in Hangzhou on November 10, 2021. In addition, on September 2, 2025, the Company formed a new subsidiary in Hong Kong, Work RWA TECH LIMITED, which is a wholly owned subsidiary of Work Medical Technology.

Our operations are primarily conducted by Work Hangzhou and its subsidiaries in China.

Work Hangzhou is a limited liability company formed in China on November 10, 2021 with registered capital of RMB100 million.

Hangzhou Woli, a PRC limited liability company formed on July 29, 2022, with registered capital of RMB100 million, is a wholly owned subsidiary of Work Hangzhou.

Shanghai Saitumofei, a PRC limited liability company formed on May 15, 2019, with registered capital of RMB11.538018 million, is a majority owned subsidiary of Work Hangzhou, of which Work Hangzhou owns approximately 44.20% shares, Jun Ma owns approximately 20.80% shares, Jianyuan Lu owns approximately 17.33% shares, Huangshan Tunxi District Leading Industry Incubation Fund Partnership (Limited Partnership) owns approximately 13.33% shares, and Shanghai Aikerui Medical Technology Co., Ltd. owns approximately 4.33% shares. It currently engages in the research and development of Class II and III medical devices, biological and medical technology.

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

The following diagram illustrates our corporate structure as of the date of this annual report:

Public Shareholders
Stock Type: Class A Shares
Shareholding Ratio：94.16%
Voting Ratio：44.62%
Stock Type: Class B Shares
Shareholding Ratio：0.004%
Voting Ratio：0.04%
JPY GROUP LTD
Peiyao Jin
100%
Stock Type: Class B Shares
Shareholding Ratio：5.835%
Voting Ratio：55.30%
LWY GROUP LTD
Stock Type: Class B Shares
Shareholding Ratio：0.004%
Voting Ratio：0.03%
ZLW GROUP LTD
WORK Medical Technology Group LTD (Cayman)
100.00%
Work Medical Technology Group Limited (BVI)
Overseas Portion
100.00%
Work Medical Technology Group (China) Limited (HK)
100.00%
Work RWA TECH LIMITED (HK)
100.00%
Work Age (Hangzhou) Medical Treatment Technology Co., Ltd.
PRC Portion
100.00%
Work (Hangzhou) Medical Treatment Technology Co., Ltd.
Spousal Relationship
Liwei Zhang
100%
Baiming Yu
100%
44.2%
100.00%
95.00%
Shanghai Saitumofei Medical Treatment Technology Co., Ltd.
Hangzhou Woli Medical Treatment Technology Co., Ltd.
Hangzhou Shanyou Medical Equipment Co., Ltd.
100.00%
100.00%
60.00%
51.00%
Huangshan Saitumofei Medical Technology Co., Ltd.
Hunan Saitumofei Medical Treatment Technology Co., Ltd.
Hangzhou Hanshi Medical Equipment Co., Ltd.
Hangzhou Youshunhe Technology Co., Ltd.

(1)	Represents 100,625 Class B Ordinary Shares held by Baiming Yu, the 100% owner of LWY Group LTD, as of the date of this annual report.

(2)	Represents an aggregate of 135 Class B Ordinary Shares held by 2 shareholders of Work Cayman; namely, JPY GROUP LTD, holding 72 Class B Ordinary Shares; and ZLW GROUP LTD, holding 63 Class B Ordinary Shares.

(3)	The remaining shareholders of Shanghai Saitumofei are Jun Ma, Jianyuan Lu, Huangshan Tunxi District Leading Industry Incubation Fund Partnership (Limited Partnership), and Shanghai Aikerui Medical Technology Co., Ltd., who own 20.80%, 17.33%, 13.33%, and 4.33% shares of Shanghai Saitumofei, respectively.

(4)	Our COO, Baiming Yu, owns 3.35% shares of Hangzhou Shanyou, and his spouse, Liwei Zhang, owns 1.65% shares of Hangzhou Shanyou, as of the date of this annual report.

(5)	The remaining shareholders of Hangzhou Hanshi are Cheng Peng, Xiuwen Zhang and Zhengyan He, who own 25%, 10% and 5% of shares of Hangzhou Hanshi, respectively.

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

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “2024 AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company. As a result, immediately following the 2024 AGM, the Company’s authorized share capital was increased (the “February Share Capital Increase”), and re-designated and re-classified from US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each to US$250,000divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each, with each Class A Ordinary Share entitled to one vote on matters to be decided by way of a poll, and 100,000,000 Class B Ordinary Shares of par valueUS$0.0005 each, with each Class B Ordinary Share entitled to 20 votes on matters to be decided by way of a poll (the “Share Capital Reorganization”). On April 8, 2025, the Company issued 6,250,000, 717,500, and 625,000 Class B Ordinary Shares to three shareholders, LWY GROUP LTD, JPY GROUP LTD, and ZLW GROUP LTD, respectively, and repurchased a corresponding number of Class A Ordinary Shares from such shareholders (the “Share Issuance and Repurchase,” and together with the February Share Capital Increase and the Share Capital Reorganization, the “Dual Class Restructuring”).

On September 12, 2025, the Company held an extraordinary general meeting of shareholders (the “September EGM”). During the September EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations (the “September Proposed Share Consolidations”) of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of each class asset out in the Company’s then existing amended and restated memorandum and articles of association; (ii) an increase in the Company’s authorized share capital (the “September Proposed Share Capital Increase”) from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each, and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to a maximum of US$10,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value, as a result of the share consolidation(s) at a ratio of four Class A ordinary shares for every one Class B ordinary shares; such share capital increase to be conditional upon approval by the Board, in its sole discretion, and to take effect on such date as the Board may determine, within one year from the date of the September EGM; and (iii) the adoption of an amended and restated memorandum of association to reflect the September Proposed Share Consolidations and/or the September Proposed Share Capital Increase.

On September 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 (the “September Share Consolidation”); (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each and 100,000,000 Class B Ordinary Shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each (the “September Share Capital Increase”); and (iii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum of association, to reflect the September Share Consolidation and the September Share Capital Increase.

The Company’s Class A Ordinary Shares began trading on a post-split basis on October 21, 2025. Upon the effectiveness of the September Share Consolidation, the total number of outstanding Class A ordinary shares of the Company was reduced from 95,998,776 to 960,012 (after rounding up fractional shares), and the total number of outstanding Class B ordinary shares of the Company was reduced from 7,592,500 to 75,925.

The Company held an extraordinary general meeting of shareholders on November 7, 2025 (the “November EGM”). During the November EGM, the shareholders passed certain resolutions with respect to: (i) an increase in the authorized share capital of the Company from US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each, to US$100,000,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.05 each and 400,000,000 Class B Ordinary Shares of par value US$0.05 each (the “November Share Capital Increase”); (ii) the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the November Share Capital Increase; (iii) the ratification of the September Share Consolidation and the September Share Capital Increase; (iv) the revocation of any further or residual authority delegated by the shareholders in the September EGM authorizing the Company to undertake further share consolidations; (v) the approval of one or more share consolidations of the Shares (the “November Share Consolidation”), each at such consolidation ratio and with such effective time as the Board may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (vi) the adoption of a further amended and restated memorandum of association to reflect any November Share Consolidation.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 with an effective date of December 19, 2025; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the November Share Consolidation.

The Company’s Class A Ordinary Shares began trading on a post-split basis on December 29, 2025. Upon the effectiveness of the November Share Consolidation, there were approximately 1,220,015 ordinary shares issued and outstanding, composed of approximately 1,219,255 Class A Ordinary Shares and 760 Class B Ordinary Shares (subject to the adjustment of rounding fractional shares into additional whole shares).

As of the date of this annual report, the Company’s current authorized share capital is US$100,000,000 divided into 16,000,000 Class A Ordinary Shares of par value US$5.00 per share and 4,000,000 Class B Ordinary Shares of par value US$5.00 per share.

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

We treated Work Hangzhou and its subsidiaries as our consolidated affiliated entities under U.S. GAAP for the fiscal years ended September 30, 2025, 2024, and 2023. We have consolidated the financial results of Work Hangzhou and its subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods.

Work Hangzhou and its subsidiaries contributed to 100% of our consolidated revenue and accounted for 63% of our total assets and 97% of our total liabilities for the fiscal years ended September 30, 2025, 2024, and 2023. There was no reconciliation performed between the financial position, cash flows and results of operations of Work Hangzhou and us.

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

Hunan Saitumofei

Hunan Saitumofei focuses on the research and development of Class I, II and III medical devices. As part of expanding diagnostics product portfolio, Hunan Saitumofei has developed and received manufacturing approval for a Class II medical device, the Artificial Intelligence-Automated Human Blood Cell Morphology Analyzer (the “Analyzer”) in November 2025, representing a strategic advancement in its medical device offerings. The Analyzer is scheduled to enter manufacturing in the first half of 2026. In addition, Hunan Saitumofei has also granted Shanghai Benke Medical Technology Co., Ltd. (“Shanghai Benke”) exclusive distribution rights for the Analyzer in East China with a targeted annual sales objective of RMB10 million (approximately US$1.4 million) in 2026. By leveraging Shanghai Benke’s established medical device sales network, the Company aims to accelerate market penetration of the Analyzer and further strengthen the Company’s nationwide brand presence.

Hangzhou Hanshi

Hangzhou Hanshi mainly focuses on the sales of Class II medical devices.

Shanghai Saitumofei

Shanghai Saitumofei focuses on the research and development of Class II and III medical devices, and biological and medical technology.

Hangzhou Woli

Hangzhou Woli focuses on the sales of chemical products.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

●	A Deep Understanding of the Industry. Our COO, Baiming Yu, worked in a hospital as a doctor for nearly a decade, and he has been in the medical device industry for over two decades after he ended his medical practice in hospital. The three-decade experience furnish him with wide connections with people working in this industry, especially in Zhejiang Province, and a deep understanding of their specific needs for medical devices when providing medical services. Our subsidiary, which was founded by Mr. Yu in 2002, Hangzhou Shanyou has been manufacturing medical devices for over 20 years. Given the long-time operating history and interaction with the PRC subsidiaries’ clients, including hospitals, pharmacies and other medical institutions, the PRC subsidiaries have a deep understanding of the medical device industry, which enables them to develop and manufacture suitable and accommodative products tailored to the market. Meanwhile, the PRC subsidiaries’ R&D department has recruited a number of experienced medical professionals with extensive research experience, knowledge of the latest market and clinical needs of medical devices and the ability to develop suitable products to serve the demands efficiently. For more information about the R&D professionals, please refer to “— Research and Development (R&D).”

●	Cost-effective Masks. Hangzhou Shanyou has recently upgraded its production equipment and it is able to manufacture more cost-effective products as a result. After transforming the production lines into fully automated ones, and automatic headband mask machines are put into use, the mask production of each production line has increased from 5,000 per day to 20,000 per day, with consistent product quality, and has decreased the production cost. Due to the boost of production efficiency, Hangzhou Shanyou expanded its production scale and increased the profit margin.

●	Customized and Multifunctional Masks. Masks have been a necessity since the outbreak of COVID-19, and the market expects more from them than their basic function. Hence, customized and multifunctional masks have become increasingly popular over the past couple of years. In Contrast with the competitors that primarily produce masks with the basic function of reducing virus spreading, since the second half of 2021, Hangzhou Shanyou has upgraded its equipment, developing new production lines to produce customized masks with new features, which also can be used in various scenarios. Examples are tight fit masks and foldable masks. For those who work in industries which have stricter hygienic requirements, the PRC subsidiaries provide tight fit masks that reduce the gap between users’ faces and the masks, designed to decrease the possibilities of virus spreading. The PRC subsidiaries also provide foldable masks which reduce condensation on users’ glasses.

●	Wide Distribution Network. The PRC subsidiaries maintain a wide distribution network which allows them to sell their products both domestically and internationally. For the fiscal year ended September 30, 2025, 2024, and 2023, they had approximately 1,026, 953, and 892 domestic distributors and 57, 29, and 22 exporting distributors, respectively. With the help of the domestic distributors, the PRC subsidiaries are able to sell their products in 34 provincial level administrative regions of China. The exporting distributors span across six continents through which the PRC subsidiaries can sell their products in over 30 countries, including Australia, Brazil, France, Germany, India, Italy, Japan, Netherlands, Saudi Arabia, South Africa, South Korea, Spain, Switzerland, U.K. and U.S. For more information about the distribution network, please refer to “— Distribution Network.”

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

●	Continue to invest in the PRC subsidiaries’ research and department team. We believe that our success to date has in part resulted from the strong research and development capabilities. The R&D team consists of experienced medical professional background with extensive research experience, which allows the PRC subsidiaries to introduce new and more advanced products at competitive prices. We believe the R&D team has strong professional capabilities and medical expertise. Please refer to “— Research and Development (R&D).” We plan to deepen the PRC subsidiaries’ collaboration with medical institutions and invest additional capital in R&D on technology and new products to add new items to the PRC subsidiaries’ product portfolio.

●	Expand the PRC subsidiaries’ sales and distribution network. We intend to expand the PRC subsidiaries’ sales and distribution network to cover new geographic markets, especially those of emerging countries, and cultivate new market demands, to gain bigger market shares in medical consumables and medical equipment markets and access a broader range of customers. We expect to continue to expand the PRC subsidiaries’ sales and distribution channels. In addition, the PRC subsidiaries actively attend expos, professional forums and seminars to keep informed about market trends, which affords them an opportunity to interact with customers and distributors to understand their needs and accommodate their orders.

●	Strengthen the PRC subsidiaries’ quality control system and uphold the commitment to product quality. We intend to uphold the commitment to product quality items to ensure consistently high standards throughout the operations. To reach this goal, we plan to continue to maintain and enhance the PRC subsidiaries’ quality control systems across the entirety of the operations by replacing machines having a low degree of accuracy, organizing monthly training for employees in quality control departments, replacing disqualified suppliers, keeping track of developments of international, national, and local product quality standards, laws, and regulations, and increasing the frequency of quality inspection.

Our Revenue Model

We generate revenue through the PRC subsidiaries’ manufacturing and sales of medical devices under their own brands. For the fiscal years ended September 30, 5, 2024 and 2023, we recognized $9,848,715, $11,506,440, and $13,565,951 in revenue, respectively.

The PRC subsidiaries sell medical devices, both domestically and internationally. For the fiscal years ended September 30, 2025, 2024 and 2023, the revenue of domestic sales was $8,236,858, $9,823,148, and $12,598,261, accounting for 84%, 85%, and 93%, respectively, of our revenue, and the revenue of international sales was $1,611,857, $1,683,292, and $967,690, accounting for 16%, 15%, and 7%, respectively, of our revenue.

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

As part of expanding diagnostics product portfolio, the Company’s subsidiary Hunan Saitumofei has developed and received manufacturing approval for a Class II medical device, the Analyzer, representing a strategic advancement in its medical device offerings. This next-generation Analyzer integrates high-speed digital imaging, deep-learning algorithms, and a fully automated workflow to identify, pre-classify, and describe the morphology of white blood cells, red blood cells, and platelets in peripheral blood smears, supporting clinical morphology screening with enhanced efficiency, consistency, and accuracy while reducing manual workload and operational costs. The Analyzer is designed for use in clinical laboratories, and, as part of the Company’s commercialization and growth plan, it is scheduled to enter manufacturing in the first half of 2026.

As of the date of this annual report, the PRC subsidiaries have a total of 23 medical devices in their product portfolio. 22 of them are sold domestically and 15 of them are sold internationally.

The 23 products for the fiscal years ended September 30, 2025, 2024, and 2023 were as follows:

Class Category	Product Name	Image	Own Brand/OEM/ Resale	Use	% of Sales in the fiscal year ended September 30, 2025	% of Sales in the fiscal year ended September 30, 2024	% of Sales in the fiscal year ended September 30, 2023
Class I	Medical Face Masks		Own Brand/OEM	Protection, commonly used by healthcare staff.	2.67%	12.47%	16.9%
Class I	FFP2 Masks		Own Brand	Protection, used by the general public.	0%	0.00%	3.76%
Class I	Artery Compression Tourniquets		Own Brand	Stop bleeding.	31.85%	29.03%	20.27%
Class II	Disposable Breathing Circuits		Own Brand/OEM	Conduct oxygen/anesthetic gases from machine to patient.	22.53%	17.32%	12.9%

Class Category	Product Name	Image	Own Brand/OEM/ Resale	Use	% of Sales in the fiscal year ended September 30, 2025	% of Sales in the fiscal year ended September 30, 2024	% of Sales in the fiscal year ended September 30, 2023
Class II	Laryngeal Mask Airways		Own Brand/OEM	Used as a temporary method to maintain an open airway.	6.89%	7.27%	6.18%
Class II	Endotracheal Tubes		Own Brand/OEM	Maintain air passage during intubation.	9.41%	14.59%	7.41%
Class I	Endotracheal Tube Holders		Own Brand/OEM	Fix an endotracheal tube and protect teeth.	5.65%	5.06%	4.01%
Class II	Anesthetic Kit		Own Brand	Used during general anesthesia.	4.45%	3.96%	2.7%
Class II	Face Masks		Own Brand/OEM	Transfer breathing oxygen gas from a storage tank to the patients’ lungs.	6.27%	0.84%	1.32%
Class II	Filters/HMEF		Own Brand	Filter viruses and bacteria in the breathing circuits.	1.7%	1.59%	1.26%
N/A(1)	KN95 Masks		Own Brand	Protection, used by the general public according to Chinese standard.	3.86%	1.72%	20.8%
Class II	Anesthesia Masks		Own Brand/OEM	Are used to deliver anesthetic gases of oxygen gases.	1.85%	1.87%	0.6%
Class I	Intubating Stylets		Own Brand/OEM	Assist to intubate an endotracheal tube.	1.06%	0.81%	0.53%

Class Category	Product Name	Image	Own Brand/OEM/ Resale	Use	% of Sales in the fiscal year ended September 30, 2025	% of Sales in the fiscal year ended September 30, 2024	% of Sales in the fiscal year ended September 30, 2023
Class II	Laryngoscope Blades		Own Brand	Used to examine the larynx during intubation.	0.03%	0.02%	0.06%
Class I	Guedel Airways		Own Brand/OEM	Maintain a patient airway.	0.25%	0.21%	0.13%
Class II	Yankauer Suction Sets		OEM	Used for the removal of blood and liquids during surgery.	0%	0.11%	0.08%
Class II	Nasal Oxygen Cannulas		OEM	Provide patients with supplemental oxygen.	0.28%	0.66%	0.26%
Class II	SPO2 Sensor		Own Brand	Used for blood saturation monitoring.	0.09%	0.08%	0.05%
Class II	Nasogastric Tubes		Own Brand	Feed and provide certain medications to people through the nose.	0%	0.03%	—
Class II	Personal protective equipment		Resale	Protection, commonly used by healthcare staff.	0.28%	2.36%	0.77%
Class II	Prostatic dilatation catheter		Own Brand/OEM	Therapy for symptoms caused by prostate obstruction	0.02%	0.00%	—
/	Daily Necessities		Own Brand/OEM	Daily skincare products	0.54%	—	—
/	Cleaners		Own Brand/OEM	Cleaning agents for household use	0.29%	—	—

Note:

(1)	The KN95 Masks do not fall under Class I, Class II, or Class III medical device classifications.

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

Licenses and Permissions

The following chart sets forth a summary of the licenses and permissions obtained by the PRC subsidiaries as of the date of this annual report:

Company	License/Permission	Issuing Authority	Validity(1)
Work Age	Business License	Xiaoshan District Administration for Market Supervision	Until April 27, 2052
Work Hangzhou	Business License	Xiaoshan District Administration for Market Supervision	Long-term
Hangzhou Shanyou	Business License	Xiaoshan District Administration for Market Supervision	Long-term
	Medical Device Production Certificate	Zhejiang Province Medical Products Administration	Until November 22, 2027
	Medical Device Operation Certificate	Hangzhou City Administration for Market Supervision	Until May 11, 2027
	Cosmetics production Certificate	Zhejiang Province Medical Products Administration	Until August 20, 2029
	Certificate of Class II Medical Device Operation Recordation	Hangzhou City Administration for Market Supervision	Long-term
	Record Registration Form for Foreign Trade Business Operators	Foreign Trade Operator Filing and Registration Authority	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of Customs Declaration Entity	Hangzhou Customs District of PRC	Long-term

Company	License/Permission	Issuing Authority	Validity(1)
	Certificate of Class I Medical Device Production Recordation	Hangzhou City Administration for Market Supervision	Long-term
	Medical Device Online Sales Information Filing Form	Hangzhou City Administration for Market Supervision	Long-term
	Internet Medicine Information Service Qualification Certificate	Zhejiang Province Medical Products Administration	Until February 26, 2029
	High Technology Enterprise Certificate	Zhejiang Province Department of Science and Technology, Zhejiang Province Department of Finance, Zhejiang Province Taxation Bureau of the State Administration of Taxation	Until December 8, 2026
	Medical Device Registration Certificate-Artery Compression Tourniquets	Zhejiang Province Medical Products Administration	Until July 21, 2029
	Medical Device Registration Certificate-Laryngeal Mask Airways	Zhejiang Province Medical Products Administration	Until December 26, 2029
	Medical Device Registration Certificate-Filters/HMEF	Zhejiang Province Medical Products Administration	Until April 17, 2027
	Medical Device Registration Certificate-Endotracheal Tubes	Zhejiang Province Medical Products Administration	Until August 8, 2029
	Medical Device Registration Certificate-General Anesthesia Tracheal Intubation Kit	Zhejiang Province Medical Products Administration	Until August 26, 2029
	Medical Device Registration Certificate-Nasogastric Tubes	Zhejiang Province Medical Products Administration	Until July 30, 2029
	Medical Device Registration Certificate-Disposable Breathing Circuits	Zhejiang Province Medical Products Administration	Until May 15, 2028
	Medical Device Registration Certificate-Guedel Airways	Zhejiang Province Medical Products Administration	Until December 14, 2027
	Medical Device Registration Certificate-Anesthesia Masks	Zhejiang Province Medical Products Administration	Until December 14, 2027
	Medical Device Registration Certificate-Disposable Pulse Oximetry Sensor	Zhejiang Province Medical Products Administration	Until June 22, 2027
	Medical Device Registration Certificate-Intubating Stylets	Zhejiang Province Medical Products Administration	Until June 16, 2029
	Medical Device Registration Certificate-Endotracheal Tube Holders	Zhejiang Province Medical Products Administration	Until December 28, 2030

Company	License/Permission	Issuing Authority	Validity(1)
	Medical Device Registration Certificate-Laryngoscope Blades	Zhejiang Province Medical Products Administration	Until May 17, 2026
	Medical Device Registration Certificate-Medical Face Masks	Zhejiang Province Medical Products Administration	Until June 8, 2030
	Medical Device Registration Certificate-Medical Protective Mask	Zhejiang Province Medical Products Administration	Until January 4, 2031
	Medical Device Registration Certificate-Medical Surgical Mask	Zhejiang Province Medical Products Administration	Until June 8, 2030
	Medical Device Registration Certificate-Face Masks (Oxygen Mask, Non-rebreathing Mask, Nebulizer Mask)	Zhejiang Province Medical Products Administration	Until April 22, 2026
	Medical Device Registration Certificate-Arterial Compression Hemostasis Device	Zhejiang Province Medical Products Administration	Until July 9, 2029
	Medical Device Registration Certificate-Disposable Laryngoscopes Blade	Zhejiang Province Medical Products Administration	Until June 17, 2029
	Medical Device Registration Certificate-Disposable Prostate Expansion Catheter	Zhejiang Province Medical Products Administration	Until October 10, 2028
	Class I Medical Device Filing — Disposable Nasal Catheter Carbon Dioxide Detection Connector Tube Kit	Hangzhou City Administration for Market Supervision	Long-term
	Class I Medical Device Filing — Nasal Oxygen Tube	Hangzhou City Administration for Market Supervision	Long-term
	Sanitary Permit for Disinfectant Product Manufacturers	Health Commission of Zhejiang Province	Until January 15, 2029
	Certificate of Class II Medical Device Selling Recordation	Shanghai Jinshan District Administration for Market Supervision	Long-term
Hangzhou Hanshi	Business License	Hangzhou Xiaoshan District Administration for Market Supervision	Long-term
	Certificate of Class II Medical Device Selling Recordation	Hangzhou City Administration for Market Supervision	Long-term
Shanghai Saitumofei	Business License	Shanghai Jiading District Administration for Market Supervision	Until May 14, 2049

Company	License/Permission	Issuing Authority	Validity(1)
Hunan Saitumofei	Business License	Changsha Wangcheng District Administration for Market Supervision	Long-term
	Medical Device Registration Certificate-Automatic Blood Cell Morphology Analyzer	Hunan Province Medical Products Administration	Until February 26, 2028
Hangzhou Woli	Business License	Xiaoshan District Administration for Market Supervision	Long-term
	Certificate of Class II Medical Device Selling Recordation	Hangzhou City Administration for Market Supervision	Long-term
Hangzhou Youshunhe	Business License	Xiaoshan District Administration for Market Supervision	Long-term
Huangshan Saitumofei	Business License	Tunxi District Administration for Market Supervision	Long-term

Note:

(1)	According to relevant PRC laws and regulations, the PRC subsidiaries’ certificates, licenses or permits may fail to be renewed or revoked under some circumstance. For certificates related to medical devices, if a certificate holder fails to file a renewal application within the prescribed time or the renewal application does not meet the prescribed requirements, the relevant certificates may not be renewed. If a certificate holder’s production and operation of medical devices are materially in violation of laws and regulations, such certificate holder’s certificates related to such medical devices may be revoked. As for the Business License, before the license expires, the license holder may, at its own discretion, extend the business period and renew the Business License with the competent authority. If the license holder’s operations are materially in violation of relevant laws and regulations, the Business License may be revoked by the competent governmental department. The licensing requirements governing the production and sales of medical devices are constantly evolving within the PRC, and failure to obtain and/or maintain the licenses and permits required to conduct the business may subject applicable PRC subsidiaries to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on the PRC subsidiaries’ business operations, or the discontinuation of the PRC subsidiaries’ operations. Any such disruption in the business operations could materially and adversely affect the PRC subsidiaries’ business, financial condition and results of operations, which could adversely affect the financial condition and results of operations of the Group. We cannot assure you that the PRC subsidiaries will be able to successfully maintain, or complete any required updating and renewal of, these licenses and permits on a timely basis. See “Item 3. Key Information—D. Risk Factors—Risks Related to the PRC subsidiaries’ Business and Industry—If the PRC subsidiaries fail to timely renew their medical device licenses or registration certificates, it could adversely affect the PRC subsidiaries’ and our reputation, financial condition and results of operations.”

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

In addition to the production line of Hangzhou Shanyou in Hangzhou, the Company’s subsidiary Hunan Saitumofei received manufacturing approval from the Hunan Provincial Medical Products Administration for its Class II medical device, the AI-Automated Human Blood Cell Morphology Analyzer in December 2025. Manufacturing of the AI-Automated Human Blood Cell Morphology Analyzer is expected to begin in the first half of 2026. The Company anticipates that, upon commercialization, the device will support early disease screening and quality control in hematology and oncology departments, representing a potential growth catalyst in our product portfolio.

Certification of Production and Products

As a medical device manufacturing and sales company, the PRC subsidiaries are subject to extensive government regulation and supervision in China. Pursuant to PRC laws, the PRC subsidiaries must obtain production license or filing for Class I and II disposable medical devices, operation license or filing for Class II and III disposable medical devices, and filing or registration certificates for Class I and Class II disposable medical devices. As of the date of this annual report, the PRC subsidiaries own all such licenses and certificates in China. Specifically, the PRC subsidiaries own a License of Production of Medical Devices, Registration Certificates for 21 Class II medical devices and the Filing of 3 Class I medical devices.

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

Strategic Investments and Partnerships

Strategic Partnership with Shanghai Chartwell Medical Device Co., Ltd. in February 2025

On February 28, 2025, the Company announced a strategic partnership with Shanghai Chartwell Medical Device Co., Ltd. (“Chartwell Medical”), a high-end medical products manufacturer across diverse fields, including nuclear medicine, imaging, infection control, ophthalmology, and rehabilitation robotics, to drive industrial synergy and accelerate the Company’s growth in the healthcare sector. This partnership is expected to address the following goals: (i) establishing joint investment funds to align industrial and financial resources; (ii) the Company investing in Chartwell Medical or merging Chartwell into the Company; and (iii) co-investing in key projects in the future, including healthcare infrastructure, research and development of advanced technology, and global acquisitions. The Company expects the product portfolio to be further expanded and improved through this cooperation. In addition, the Company’s revenue and profits are expected to have substantial growth over the next three years.

Strategic cooperation with Wuxi Branch of Ruijin Hospital-Shanghai Jiao Tong University School of Medicine in September 2025

On September 22, 2025, the Company announced a strategic cooperation agreement (the “Agreement”) between Work (Hangzhou) Medical Treatment Equipment Co., Ltd. (“Work Hangzhou”) and Wuxi Branch of Ruijin Hospital-Shanghai Jiao Tong University School of Medicine (“Xin Rui Hospital”) to jointly develop medical products utilizing artificial intelligence (“AI”). Pursuant to the Agreement, Work Hangzhou agrees to support Xin Rui Hospital in advancing hospital informatization and the application of AI-powered medical products. With Xin Rui Hospital’s clinical diagnostic, treatment and expert resources, Work Hangzhou also plans to enhance its multimodal universal medical AI solution, expanding from single-image data to complex multimodal data. The collaboration is expected to accelerate the AI transformation of domestic hospitals, broaden the adoption of our technology solutions, promote the development of AI-driven healthcare, and unlock new opportunities and long-term value for WORK Medical.

Strategic Cooperation with Hong Kong Web3.0 Standardization Association Limited in September 2025

On September 24, 2025, the Company announced a strategic cooperation agreement (the “Agreement”) entered with Hong Kong Web3.0 Standardization Association Limited (“Hong Kong Web3.0”), an organization dedicated to standardization research in the Web3.0 sector. Pursuant to the Agreement, the Company and Hong Kong Web3.0 agree to collaborate on comprehensive, systematic and complaint blockchain solutions in areas such as asset tokenization, equity investment, and Real-world Asset (the “RWA”) technology development.

●	Asset Tokenization: Combining the Company’s capital resources as a Nasdaq-listed company and its expertise in medical device manufacturing, with Hong Kong Web3.0’s resources and RWA platform, to advance the tokenization of the high-quality assets owned or invested in by the Company.

●	Joint Investment/Financial Vehicles: Integrating industrial and financial resources through co-investments or participation in funds and other investment/financial vehicles to accelerate the RWA market expansion and achieve shared strategic objectives.

●	RWA Technology Development: Leveraging Hong Kong Web3.0’s newly launched RWA registration platform to collaborate on blockchain-based title verification of industry applications, asset issuance, and cross-chain transactions, while ensuring regulatory compliance of data assets and the secure issuance of assets throughout the collaboration.

The Company was appointed as Hong Kong Web3.0’s “council vice chairman.” This partnership aims to help set new standards for RWA integration and compliance in both healthcare and digital asset finance.

Strategic Investment in Neologics Bioscience Inc. in October 2025

In October 2025, the Company entered into an investment agreement with Neologics Bioscience Inc. (“Neologics”), a Delaware-based medical technology company specializing in R&D of medical technologies, to invest US$1 million in cash to acquire a 10% equity interest on a post-investment basis in Neologics. Based on the investment agreement, the Company has corporate governance rights with its 10% equity interest, including shareholder rights with respect to nominating board members. In addition, the Company also has a right of first refusal to purchase any equity interests offered by Neologics. The investment is intended to strengthen innovation and collaborative opportunities in the medical technology field. The Company believe this strategic partnership may enhance synergies and growth potential.

As of October 29, 2025, Neologics has completed the shareholder registration process in Delaware, confirming the Company’s 10% equity interest in Neologics.

Key Service Agreement between Neologics Bioscience Inc. and GemPharmatech Corporation in November 2025

On November 4, 2025, the Company announced that its subsidiary Neologics Bioscience Inc. (“Neologics”), has entered into a key service agreement (the “Agreement”) with GemPharmatech Corporation (“GemPharmatech”), a Delaware-based leading contract research organization. Pursuant to the Agreement, Neologics agrees to serve as an independent contractor to provide specified testing services for GemPharmatech. These services will cover the entire process from material preparation, serum titer analysis, hybridoma fusion and screening, antibody sequencing and production, to in vitro validation for several purified recombinant antibodies, as requested by GemPharmatech during the term of the Agreement. As consideration, GemPharmatech has agreed to pay US$114,000 in total to Neologisc for the services rendered under the work orders associated with the Agreement.

Customers

The PRC subsidiaries have three types of customers, i) direct end-user customers, which include hospitals, pharmacies, and medical institutions, ii) domestic distributor customers that distribute the PRC subsidiaries’ products to end-user customers in China, and iii) export distributor customers that distribute the PRC subsidiaries’ products to end-user customers in Asia, Africa, Europe, North America, South America, and Oceania. The top ten countries and regions outside of mainland China where the products are sold are Poland, Saudi Arabia, Germany, Brazil, Peru, South Korea, Colombia, United Arab Emirates, Costa Rica, Turkey.

As of the fiscal year ended September 30, 2025, the PRC subsidiaries had a total of 1,103 customers, of which 20 were direct end-user customers, 1,026 were domestic distributor customers, and 57 were export distributor customers. As of the fiscal year ended September 30, 2024, the PRC subsidiaries had a total of 989 customers, of which 7 were direct end-user customers, 953 were domestic distributor customers, and 29 were export distributor customers. As of the fiscal year ended September 30, 2023, the PRC subsidiaries had a total of 1,054 customers, of which 140 were direct end-user customers, 892 were domestic distributor customers, and 22 were export distributor customers. Since direct-end customers generally place smaller and less frequent orders, the PRC subsidiaries have gradually shifted their focus towards developing and maintaining relationships with distributor customers who are perceived to offer long-term and stable revenue contributions. As a result, while the number of direct-end customers increase from 7 for fiscal year ended September, 2024, to 20 for the fiscal year ended September 30, 2025 and total customers increase from 989 to 1,103 over the same period, there was an increase in domestic distributor customers from 953 to 1,026, and an increase in export distributor customers from 29 to 57.

Distributors usually purchase products from the PRC subsidiaries at a lower price and then resell the products to end customers, both domestically and internationally, at a comparatively higher price and earn the price difference. The PRC subsidiaries source their distributors through multiple channels: (i) industry exhibitions/expos, (ii) online platform, and (iii) distributors’ direct contact. For the fiscal years ended September 30, 2025, 2024 and 2023, the PRC subsidiaries had a total of 1,026, 953, and 892 domestic distributor customers, and 57, 29, and 22 and are export distributor customers, respectively.

For the fiscal year ended September 30, 2025, the PRC subsidiaries’ top three customers accounted for 7%, 5%, and 4%, respectively, of the revenue. For the fiscal year ended September 30, 2024, the PRC subsidiaries’ top three customers accounted for 6%, 5%, and 4%, respectively, of the revenue. For the fiscal year ended September 30, 2023, the PRC subsidiaries’ top three customers accounted for 9%, 8%, and 6%, respectively, of the revenue.

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

For the fiscal years ended September 30, 2025, 2024, and 2023, revenue generated from domestic distributor customers, domestic direct end-user customers and overseas distributor customers amounted to (i) $7,959,165, $277,693, and $1,611,857, (ii) $9,756,622, $66,526, and $1,683,292, and (iii) $11,990,599, $607,662, and $967,690, respectively, constituting (i) 81%, 3%, and 16%, (ii) 85%, 1%, 15%, and (iii) 90%, 4%, and 6%, respectively, of our total revenue.

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

However, since Jiangsu province and Zhejiang province, where the PRC subsidiaries are located and conduct their business, are the core supply areas of mask raw materials and the COVID-19 pandemic was effectively controlled in these areas, the PRC subsidiaries had sufficient raw materials and the prices were not materially impacted during the COVID-19 pandemic. From late 2022 to early 2023, the Chinese government gradually released controls relating to the COVID-19 pandemic. China has substantially lifted COVID-19 restrictions since then by removing mandatory centralized quarantine, compulsory testing, and sweeping lockdowns. During the fiscal year ended September 30, 2025, COVID-19 did not have a material impact on the PRC subsidiaries’ business. As of the date of this annual report, the raw materials our PRC subsidiaries source from their suppliers are sufficient, and the prices of these raw materials remain stable.

According to the Company, it is a common practice in the industry of medical devices for companies to purchase raw materials from a considerable number of suppliers. As of the date of this annual report, the PRC subsidiaries have a total number of 169 suppliers. Although there are lots of suppliers available in the market, our PRC subsidiaries believe that they have established healthy and stable relationships with their significant suppliers through years of cooperation. These significant suppliers, in the aggregate, accounted for over 35%, 32%, and 34% of their raw material purchases for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. For the fiscal year ended September 30, 2025, the top three significant suppliers represented approximately 16%, 11%, and 8% of the total supplies purchased, respectively. For the fiscal year ended September 30, 2024, the top three significant suppliers represented approximately 15%, 10%, and 7% of the total supplies purchased, respectively. For the fiscal year ended September 30, 2023, the top three significant suppliers represented approximately 13%, 11%, and 9% of the total supplies purchased, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to the PRC Subsidiaries’ Business and Industry—Our success will be dependent upon our PRC subsidiaries’ ability to maintain relationships with existing suppliers who are critical and necessary to the production of our PRC subsidiaries’ products and to create relationships with new suppliers.” There are no minimum purchase requirements with any of the suppliers, including these significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the procurement agreements (including those agreements with our significant suppliers) include:

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

Sales Team

As of the date of this annual report, the PRC subsidiaries have a sales team of 46 employees. Their sales team provides them with direct access to their customers and is capable of promptly addressing customers’ needs. There are 4 team leaders leading their respective teams to market the PRC subsidiaries’ products, both domestically and internationally.

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

The PRC subsidiaries’ domestic distributors cover 34 provincial-level administrative regions of PRC for the resale of the products in the Chinese market. Domestic distributors market and distribute the products in the regions where they are located and secured approximately 1,046, 1,010, and 1,032 domestic customers for the PRC subsidiaries for the fiscal years ended September 30, 2025, 2024, and 2023, respectively, including hospitals and medical institutions.

The PRC subsidiaries’ exporting distributors can be classified into two categories: those located outside of China that only distribute the products internationally, and those located in China that distribute the products, both domestically and internationally. The total number of direct and indirect customer relationships established overseas through the exporting distributors was approximately 57, 29, and 22 as of the fiscal years ended September 30, 2025, 2024, and 2023, respectively.

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

In December 2025, the Company, through the subsidiary, Hunan Saitumofei, entered into a one-year exclusive distribution agreement with Shanghai Benke Medical Technology Co., Ltd. (“Shanghai Benke”), pursuant to which Shanghai Benke was granted exclusive rights to promote and distribute the Company’s CM-B600 AI-Automated Blood Cell Morphology Analyzer in East China, including Jiangsu, Shanghai and Zhejiang areas, for calendar year 2026. Shanghai Benke agreed to a minimum annual sales target of RMB 10 million (approximately US$1.4 million) and has prepaid a RMB 1 million performance bond, which will be credited toward payment for the product or refunded without interest upon achievement of the sales target. The CM-B600 received Class II medical device manufacturing approval from Chinese regulatory authorities in November 2025, and the Company expects the agreement to support the launch and commercialization of the device in China’s East region.

See “Item 3. Key Information—D. Risk Factors—Risks Related to the PRC Subsidiaries’ Business and Industry—Our PRC subsidiaries rely in part on third-party distributors to place their products into the market and they may not be able to control their distributors.”

Research and Development (“R&D”)

The PRC subsidiaries invest in R&D, aiming to develop new products and improve their existing products to accommodate the market needs. The R&D expenses totaled approximately $435,311, $302,511, and $301,644 for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of September 30, 2025, the PRC subsidiaries have a total of 21 employees in the R&D department.

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

The PRC subsidiaries adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, and distributors in sorting out their R&D orientation based on the real market demand. The market-oriented R&D approach includes the following:

●	Independent R&D. The PRC subsidiaries place great emphasis on independent R&D. For the fiscal years ended September 30, 2025, 2024, and 2023, the PRC subsidiaries invested $435,311, $302,511, and $301,644 in purchasing tooling, equipment, raw materials, and paying researchers’ salaries, accounting for 4.42%, 2.63%, and 2.22% of our total revenue, respectively. The PRC subsidiaries have expanded their R&D department since 2022 and searched for new research fields, and hence, they expect to increase their ratio of R&D investment to revenue to 6% to 10% in the following three years Visualized prostatic dilatation catheter is the latest products of the research team.

●	Universities and Hospitals to Factories. Many universities and hospitals have research centers where they develop and patent certain R&D results. The PRC subsidiaries from time to time communicate with research personnel from research centers and keep themselves informed of the latest R&D and patents, and if needed by their customers, purchase patents from the research centers and research, develop and manufacture products with such patents. For instance, Hangzhou Shanyou entered into a patent transfer agreement (“Jiaxing Hospital Agreement”) with The Second Hospital of Jiaxing City (the “Hospital”) on April 1, 2021 (the “Agreement Date”). Set forth below are the material terms of the agreement:

●	Nature of the patent transferred: a cuff device for endotracheal intubation, which can automatically inflate and deflate and monitor the pressure of columnar balloon;

●	Patent expiration date: May 6, 2029;

●	Payment terms: one-time payment of RMB60,000 (US$8,737) shall be paid by Hangzhou Shanyou to the Hospital within 30 days of the Agreement Date. As of the date of this annual report, Hangzhou Shanyou has paid RMB60,000 under the Jiaxing Hospital Agreement;

●	Hangzhou Shanyou’s rights: (i) Hangzhou Shanyou is entitled to own the patent; and (ii) Hangzhou Shanyou is entitled to improve the inventions and creations derived from the patent. The resulting new achievements of substantial or creative technological progress derived from Hangzhou Shanyou’s work shall belong to Hangzhou Shanyou;

●	Hangzhou Shanyou’s obligations: (i) Hangzhou Shanyou is required to complete the patent transfer registration within 90 days of the Agreement Date; and (ii) Hangzhou Shanyou is required to pay liquidated damages of 30% of the total contract price, which is RMB18,000 (US$2,621), to the Hospital, if Hangzhou Shanyou fails to pay the contract price in full on time;

●	The Hospital’s rights: (i) the Hospital is entitled to a one-time payment of RMB60,000; and (ii) after transferring the patent to Hangzhou Shanyou, the Hospital is also entitled to improve the inventions and creations derived from the patent. The resulting new achievements of substantial or creative technological progress derived from the Hospital’s work shall belong to the Hospital;

●	The Hospital’s obligations: (i) the Hospital will furnish Hangzhou Shanyou with all documents submitted to or received from China National Intellectual Property Administration, including patent specification, patent certificate, and the latest payment receipt of patent annual renewal fee, within 60 days since the date the Hospital received the payment of RMB60,000 from Hangzhou Shanyou; and (ii) the Hospital will ensure that the patent transfer will not infringe on any legitimate right of any third party, and the Hospital is required to assume all responsibility if a third party accuses Hangzhou Shanyou of patent infringement; failure to do so will result in a refund to be issued by the Hospital to Hangzhou Shanyou within 30 days;

●	Mutual rights and obligations: (i) for the duration of the Jiaxing Hospital Agreement, any party that makes improvements to the patent should promptly notify the other party; (ii) if both parties collaborate on technical improvements to the patent and if neither party applies for a patent for the improved technology, the other party has a duty of confidentiality regarding the improved technology, and it shall not disclose, license, or transfer the improved technology to others without permission; and (iii) for substantial technological progress jointly made by both parties, the right to apply for a patent is jointly owned by both parties;

●	Termination: the Jiaxing Hospital Agreement can be terminated because of the occurrence of an event of force majeure; and

●	Dispute resolution: any dispute arising from the Jiaxing Hospital Agreement will be resolved by negotiation and mediation. If negotiation and mediation fail, legal action shall be taken in the people’s court where the Hospital is situated.

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

As of the date of the annual report, the PRC subsidiaries have 35 registered patents in mainland China. Due to the ever-changing market demands, the PRC subsidiaries expect to continue to invest in acquiring new patents and technologies that are tailored to the market’s fast-changing requirements.

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

The quality control management programs have earned Hangzhou Shanyou a number of quality-related manufacturing designations. In 2025, Hangzhou Shanyou received an EC certification, which certifies the compliance of its quality management system and technical documentation with European regulations for medical devices and the requirements of Annex V of directive 93/42/EEC have been met for its products (such as endotracheal tubes, laryngeal mask airways, laryngoscope blades, face masks and suction catheters).

In the same year, Hangzhou Shanyou also received ISO 13485 system certification for over 20 products, including nasogastric tubes, catheter mounts, intubating stylets, artery compression tourniquets, and endotracheal tube holders, demonstrating their ability to provide such safe and high-quality medical devices that meet ISO requirement.

In 2025, Hangzhou Shanyou also registered 17 products with the FDA (registration number: 3007127332), including a surgical respirator, nasal oxygen cannula, reservoir bag and nasopharyngeal airway, allowing their products to enter the U.S. market. It has 17 products that have passed the inspections administered by the local authorities in Zhejiang province and obtained the registration certificates. Additionally, Hunan Saitumofei has one product that has passed the inspections administered by the local authorities in Hunan province and obtained the registration certificate. Furthermore, Hunan Saitumofei received its production permit approval on November 14, 2025.

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

Financing

The PRC subsidiaries enter into financing agreements with banks to finance their operations. Set forth below is a detailed description of the PRC subsidiaries’ financing agreements which were filed as exhibits to our registration statement on Form F-1, initially filed with the SEC on April 24, 2023:

1.	A comprehensive credit contract between Hangzhou Shanyou and Bank of Beijing dated September 29, 2020. It is a revolving credit contract with an aggregate loan principal of RMB8 million. The term of each loan drawn under the revolving credit contract is 12 months, and the period of loan withdrawal is 12 months starting on the date of this contract. Hangzhou Shanyou fully repaid the loan on September 5, 2022.*

2.	A loan contract affiliated with the comprehensive credit contract between Hangzhou Shanyou and Bank of Beijing dated September 29, 2020. The loan principal was RMB8 million, with an interest rate determined by the one-year LPR, set the day immediately before the withdrawal date, plus 65 basis points. The withdrawal period was from September 29, 2020 to September 28, 2021, and the loan period was one year from the date of withdrawal, with the final maturity date of September 28, 2022. Hangzhou Shanyou fully repaid the loan on September 6, 2021.

3.	A working capital loan contract between Hangzhou Shanyou and Bank of Jiangsu dated January 26, 2021. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR set the day immediately before the contract date, plus 75 basis points, which was 4.6%. The date of loan withdrawal was January 26, 2021, and Hangzhou Shanyou fully repaid the loan on January 25, 2022.

4.	A loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated December 22, 2016. The loan principal was RMB15 million, with an interest rate of 6.06% per month. The term of the loan was from December 22, 2016 to November 21, 2021. Hangzhou Shanyou fully repaid the loan on November 21, 2021.

5.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated January 6, 2020. The loan principal was RMB4 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 216 basis points. The term of the loan was from January 6, 2020 to January 5, 2021. Hangzhou Shanyou fully repaid the loan on January 5, 2021.

6.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated January 15, 2020. The loan principal was RMB3 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 216 basis points. The term of loan was from January 15, 2020 to January 14, 2021. Hangzhou Shanyou fully repaid the loan on January 14, 2021.

7.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated March 2, 2020. The loan principal was RMB3.5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 117 basis points. The term of loan was from March 2, 2020 to February 27, 2021. Hangzhou Shanyou fully repaid the loan on February 27, 2021.

8.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated June 28, 2020. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 137 basis points. The term of loan was from June 28, 2020 to June 27, 2021. Hangzhou Shanyou fully repaid the loan on June 27, 2021.

9.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated July 2, 2020. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract, plus 137 basis points. The term of loan was from July 2, 2020 to July 1, 2021. Hangzhou Shanyou fully repaid the loan on July 1, 2021.

10.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 29, 2021. The loan principal was RMB10 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 100 basis points. The term of loan was from September 29, 2021 to September 23, 2022. Hangzhou Shanyou fully repaid the loan on September 1, 2022.

11.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 29, 2021. The loan principal was RMB19.5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 137 basis points. The term of loan was from September 29, 2021 to September 23, 2022. Hangzhou Shanyou fully repaid the loan on September 7, 2022.

12.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 1, 2022. The loan principal was RMB10 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 70 basis points. The term of loan was from September 1, 2022, to August 31, 2023. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed on August 30, 2023, to extend the maturity date to August 29, 2024, and the interest rate was adjusted to be determined by the one-year LPR, set the day immediately before the contract date, plus 105 basis points. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commerical Bank agreed on August 26, 2024, to extend the maturity date to August 25, 2025, and the interest rate was adjusted to be determined by the one-year LPR, set the date immediately before the contract date, plus 115 basis points. Hangzhou Shanyou intends to fully repay the loan by August 25, 2025.

13.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 2, 2022. The loan principal was RMB8 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 105 basis points. The term of loan was from September 2, 2022, to August 30, 2023. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed on August 29, 2023, to extend the maturity date to August 28, 2024, and the interest rate was adjusted to be determined by the one-year LPR, set the day immediately before the contract date, plus 95 basis points. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed on August 26, 2024, to extend the maturity date to August 25, 2025, and the interest rate was adjusted to be determined by the one-year LPR, set the date immediately before the contract date, plus 105 basis points. Hangzhou Shanyou intends to fully repay the loan by August 25, 2025.

14.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 7, 2022. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 105 basis points. The term of loan was from September 7, 2022, to August 30, 2023. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed on August 29, 2023, to extend the maturity date to August 28, 2024, and the interest rate was adjusted to be determined by the one-year LPR, set the day immediately before the contract date, plus 95 basis points. On August 26, 2024, Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed to extend the maturity date to August 25, 2025, and the interest rate was adjusted to be determined by the one-year LPR, set the date immediately before the contract date, plus 85 basis points. Hangzhou Shanyou intends to fully repay the loan by August 25, 2025.

15.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated September 7, 2022. The loan principal was RMB19.5 million, with an interest rate determined by the one-year LPR, set on the day immediately before the contract date, plus 105 basis points. The term of loan was from September 7, 2022, to August 30, 2023. Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed on August 30, 2023, to extend the maturity date to August 29, 2024. The interest rate remains the same. On August 29, 2024, Hangzhou Shanyou repaid RMB5 million of the outstanding RMB19.5 million loan to Zhejiang Xiaoshan Rural Commercial Bank. On August 26, 2024, Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank agreed to extend the maturity date of the remaining outstanding RMB14.5 million loan to August 25, 2025, and the interest rate was adjusted to be determined by the one-year LPR, set the date immediately before the contract date, plus 115 basis points. Hangzhou Shanyou intends to fully repay the remaining outstanding RMB14.5 million loan by August 25, 2025.

16.	A working capital loan contract between Hangzhou Shanyou and Bank of Jiangsu dated March 31, 2023. The loan principal was RMB3 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 40 basis points. The term of loan was from March 31, 2023, to March 30, 2024. Hangzhou Shanyou fully repaid the loan on March 4, 2024.

17.	A working capital loan contract between Hangzhou Shanyou and China CITIC Bank dated June 28, 2023. The loan principal was RMB9 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 35 basis points. The term of loan was from June 28, 2023, to June 27, 2024. Hangzhou Shanyou fully repaid the loan on June 27, 2024.

18.	A working capital loan contract between Hangzhou Woli and China CITIC Bank dated December 20, 2023. The loan principal was RMB42 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 75 basis points. The term of loan was from December 20, 2023, to December 19, 2024. Hangzhou Woli repaid RMB22 million and RMB20 million on November 28, 2024 and December 4, 2024, respectively.

19.	A working capital loan contract between Hangzhou Woli and China CITIC Bank dated November 28, 2024. The loan principal was RMB22 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 90 basis points. The term of loan was from November 28, 2024, to June 6, 2025. Hangzhou Woli intends to fully repay the loan by June 6, 2025.

20.	A working capital loan contract between Hangzhou Woli and China CITIC Bank dated December 4, 2024. The loan principal was RMB20 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 90 basis points. The term of loan was from December 4, 2024, to June 6, 2025. Hangzhou Woli intends to fully repay the loan by June 6, 2025.

21.	A working capital loan contract between Hangzhou Shanyou and Bank of Beijing dated June 29, 2023. The loan principal was RMB10 million, with an interest rate determined by the one-year LPR, set the day immediately before the date of loan drawdown. The term of loan was from June 29, 2023, to June 29, 2024. Hangzhou Shanyou fully repaid the loan on June 28, 2024.

22.	A working capital loan contract between Hangzhou Shanyou and Bank of Jiangsu dated March 4, 2024. The loan principal was RMB3 million, with an interest rate determined by the one-year LPR, set the day immediately before the contract date, plus 60 basis points. The term of loan was from March 4, 2024, to September 3, 2024. Hangzhou Shanyou and Bank of Jiangsu agreed on September 3, 2024 to extend the maturity date to September 2, 2025, and the interest rate was adjusted to be determined by the one-year LPR, set the date immediately before the contract date, plus 70 basis points. Hangzhou Shanyou intends to fully repay the loan by September 2, 2025.

23.	A working capital loan contract between Hangzhou Shanyou and China CITIC Bank (Hangzhou) dated July 26, 2024. The loan principal was RMB6 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 35 basis points. The term of loan was from July 26, 2024 to July 19, 2025. Hangzhou Shanyou intends to fully repay the loan by July 19, 2025.

24.	A working capital loan contract between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated July 11, 2024. The loan principal was RMB5 million, with an interest rate determined by the one-year LPR, set on the contract date, plus 75 basis points. Hangzhou Shanyou intends to fully repay the loan by July 10, 2025.

*	The loan principal was RMB8 million, with an interest rate determined by the one-year LPR, set the day immediately before the withdrawal day, plus 65 basis points. The withdrawal period was from September 29, 2021 to September 28, 2022, and the loan period was one year from the date of withdrawal. There was not an independent loan contract signed by both parties, and Hangzhou Shanyou fully repaid the loan on September 5, 2022.

For the year ended September 30, 2025, our PRC subsidiaries have entered into the below financing agreements with banks to finance their operations:

1.	A working capital loan agreement was entered into between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated July 9, 2025. The loan principal is RMB5 million, with an interest rate of 3.60% per annum. The loan matures on July 8, 2026. Hangzhou Shanyou intends to fully repay the loan by July 8, 2026.

2.	A working capital loan agreement was entered into between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated August 22, 2025. The loan principal is RMB14.5 million, with an interest rate of 3.60% per annum. The loan matures on August 21, 2026. Hangzhou Shanyou intends to fully repay the loan by August 21, 2026.

3.	A working capital loan agreement was entered into between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated August 22, 2025. The loan principal is RMB8 million, with an interest rate of 3.60% per annum. The loan matures on August 21, 2026. Hangzhou Shanyou intends to fully repay the loan by August 21, 2026.

4.	A working capital loan agreement was entered into between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated August 22, 2025. The loan principal is RMB5 million, with an interest rate of 3.60% per annum. The loan matures on August 21, 2026. Hangzhou Shanyou intends to fully repay the loan by August 21, 2026.

5.	A working capital loan agreement was entered into between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank dated August 22, 2025. The loan principal is RMB10 million, with an interest rate of 3.60% per annum. The loan matures on August 21, 2026. Hangzhou Shanyou intends to fully repay the loan by August 21, 2026.

6.	A working capital loan agreement was entered into between Hangzhou Shanyou and Bank of Jiangsu dated August 18, 2025. The loan principal is RMB3 million, with an interest rate of 4.05% per annum. The loan matures on February 17, 2026. Hangzhou Shanyou intends to fully repay the loan by February 17, 2026.

7.	A working capital loan agreement was entered into between Hangzhou Woli and China CITIC Bank dated June 5, 2025. The loan principal is RMB14 million, with an interest rate of 4.20% per annum. The loan matures on December 27, 2025. Hangzhou Woli fully repaid the loan by August 5, 2025.

8.	A working capital loan agreement was entered into between Hangzhou Woli and China CITIC Bank dated June 4, 2025. The loan principal is RMB14 million, with an interest rate of 4.20% per annum. The loan matures on December 27, 2025. Hangzhou Woli fully repaid the loan by August 5, 2025.

9.	A working capital loan agreement was entered into between Hangzhou Woli and China CITIC Bank dated May 30, 2025. The loan principal is RMB14 million, with an interest rate of 4.20% per annum. The loan matures on December 27, 2025. Hangzhou Woli fully repaid the loan by August 5, 2025.

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

Employees

As of September 30, 2025, 2024, and 2023, the PRC subsidiaries had a total of 238, 216, and 216 full-time employees, respectively. The following table sets forth the number of the full-time employees categorized by areas of operations as of September 30, 2025:

Function/Department	Number
Manufacturing	144
Research and Development	21
General	16
Sales and Marketing	46
Management	11
Total	238

Our success depends on the PRC subsidiaries’ ability to attract, motivate, train and retain qualified personnel. We believe the PRC subsidiaries offer their employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC laws and regulations, the PRC subsidiaries participate in various employee benefit plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. The PRC subsidiaries are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of their employees. As of the date of this annual report, (i) some of the PRC subsidiaries have not completed the social insurance registration and the housing fund registration; (ii) the PRC subsidiaries did not make contributions in the full amount for the social insurance fund and housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the PRC subsidiaries did not make contributions in the housing fund for some employees. For the fiscal years of 2025, 2024, and 2023, $227,789, $300,945, and $287,629 of contributions for social insurance fund, respectively, should have been made but were not. For the fiscal years of 2025, 2024, and 2023, $99,552, $94,815, and $90,620 of contributions for the housing provident fund, respectively, should have been made but were not. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the PRC subsidiaries to penalties” on page 40.

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

Leased Properties

In addition to the above-mentioned properties that the PRC subsidiaries own, they currently lease several properties in Hangzhou, Shanghai and Hunan for an aggregate area of approximately 58,513 square feet for warehouses and office space.

The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Rent	Term	Use
Hangzhou Xiaoshan Louta Guancun Stock Economic Union	Hangzhou Shanyou	Development District	2,828	$345.29 (RMB2,456.25)	January 1, 2026 to December 31, 2028	Driveway
Hangzhou Xiaoshan Louta Guancun Stock Economic Union	Hangzhou Shanyou	Development District	9,831	$962.96 (RMB6,850.00)	January 1, 2026 to December 31, 2028	Driveway
Louta Town Village Committee	Hangzhou Shanyou	Development District	45,208	$1,955 (RMB12,600.00) from January 1, 2011 to December 31, 2013 $3,910 (RMB25,200.00) from January 1, 2014 to December 31, 2027	January 1, 2011 to December 31, 2027	Warehouse and Parking Area

Hunan Hua Mao Doctor Medical Technology Co., Ltd.	Hunan Saitumofei	Room 201, 204, Building A42, Lian Dong Jin Yu Industrial Center, Wang Cheng Economic and Technological Development Zone, Changsha	646	$553.99 (RMB4,000)	November 1, 2024 to October 31, 2029	Office and Manufacturing Facility

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

Intellectual Property

The PRC subsidiaries’ business is dependent on a combination of trademarks, patents, domain names, and other proprietary rights in order to protect the PRC subsidiaries’ intellectual property rights. As of the date of this annual report, the PRC subsidiaries have 16 registered trademarks, 35 registered patents, one domain name and one copyright in mainland China.

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

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Owner
China	ZL201822130552.0	A carbon dioxide absorption tank 1	07/31/2020	Utility model	12/18/2028	Hangzhou Shanyou
China	ZL202021052943.6	A new-type anti-allergy mask	04/09/2021	Utility model	06/10/2030	Hangzhou Shanyou
China	ZL202021230920.X	A new-type vaginal dilator	05/25/2021	Utility model	06/29/2030	Hangzhou Shanyou
China	ZL201721459172.0	Hemostat and hemostat module	06/28/2019	Utility model	11/03/2027	Hangzhou Shanyou
China	ZL201930731098.1	Prostate dilatation catheter (one balloon)	10/30/2020	Appearance design	12/26/2029	Hangzhou Hanshi
China	ZL201922387773.0	A prostate dilatation catheter	02/02/2021	Utility model	12/26/2029	Hangzhou Hanshi

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Owner
China	ZL202022331716.3	An umbilical cord ligation ring for newborn	09/28/2021	Utility model	10/19/2030	Hangzhou Shanyou
China	ZL201922420338.3	A new-type prostate dilatation catheter	02/02/2021	Utility model	12/26/2029	Hangzhou Hanshi
China	ZL202022231860.X	A new type of protective mask	12/3/2021	Utility model	10/09/2030	Hangzhou Shanyou
China	ZL202022374054.8	An umbilical cord ligature	11/30/2021	Utility model	10/22/2030	Hangzhou Shanyou
China	ZL202022374829.1	A new type of umbilical cord ligation ring for newborns	11/30/2021	Utility model	10/22/2030	Hangzhou Shanyou
China	ZL201920630410.2	A tracheal intubation can automatically inflate and deflate monitoring pressure cuff device	04/04/2020	Utility model	05/06/2029	Hangzhou Shanyou
China	ZL201821836490.9	A visual prostate expander	05/22/2020	Utility model	11/08/2028	Hangzhou Hanshi
China	ZL202010604739.9	A umbilical cord clamping device	10/21/2022	Invention	06/28/2040	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL202221864363.6	Filtration mechanism and a new type of mask containing the said filtration mechanism	02/03/2023	Utility model	07/17/2032	Hangzhou Shanyou
China	ZL202221867065.2	Filter and novel mask containing the filter	02/03/2023	Utility model	07/17/2032	Hangzhou Shanyou
China	ZL202221867105.3	A new type of filter mask	03/21/2023	Utility model	07/17/2032	Hangzhou Shanyou
China	ZL201910748225.8	An umbilical cord cutting device	01/23/2024	Invention	08/13/2039	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL201910748013.X	A kind of umbilical cord clamp and its processing process	09/29/2023	Invention	08/13/2039	Hangzhou Shanyou
China	ZL201811548926.9	A kind of carbon dioxide absorption tank	03/19/2024	Invention	12/17/2038	Hangzhou Shanyou
China	ZL202010605813.9	A novel umbilical cord clamping device	01/23/2024	Invention	06/28/2040	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL202011602759.9	Data labeling processing method, device, and system	07/18/2023	Invention	12/28/2040	Shanghai Saitumofei
China	ZL202330142507.0	Umbilical cord clamp	09/26/2023	Appearance design	03/22/2038	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL202320646770.8	A clamping device for the umbilical cord	10/27/2023	Utility model	03/22/2033	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL202221818091.6	A clamping and connecting device for umbilical cords	07/21/2023	Utility model	07/11/2032	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period	Patent Owner
China	ZL202111621435.4	A clamping device for umbilical cord clamps	07/16/2024	Invention	12/27/2041	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL202330861318.9	Breathing circuit tube	07/16/2024	Appearance design	12/27/2038	Hangzhou Shanyou
China	ZL202323627605.7	A breathing circuit	11/12/2024	Utility model	12/28/2033	Hangzhou Shanyou
China	ZL202420586557.7	An oropharyngeal airway	02/14/2025	Utility model	03/25/2034	Zhejiang Provincial Hospital of Traditional Chinese Medicine, Affiliated First Hospital of Zhejiang Chinese Medical University (Zhejiang Oriental Hospital); Hangzhou Shanyou
China	ZL202321363805.3	A replaceable airbag endotracheal tube	12/15/2023	Utility model	05/31/2033	Hangzhou Shanyou
China	ZL202123328543.0	A fast clamping operating room cuff anti compression device	07/22/2022	Utility model	12/27/2031	Hangzhou Shanyou
China	ZL202020231452.1	A splash proof protective cover for tracheal extubation	12/29/2022	Utility model	02/28/2030	Hangzhou Shanyou
China	ZL202210841744.0	Filter and new type of mask containing the filter	01/13/2026	Invention	07/18/2042	Hangzhou Shanyou
China	ZL202210815883.6	A clamping sleeve device for umbilical cord	02/18/2025	Invention	07/12/2042	Hangzhou Shanyou and Hangzhou Obstetrics and Gynecology Hospital
China	ZL201810045332.X	A polyethylene glycol polylysine isothiocyanate bond and its application as a drug carrier	05/29/2020	Invention	01/17/2038	Hangzhou Shanyou

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

Legal Proceedings

For the year ended September 30, 2025, there was one legal proceeding filed against our subsidiary, Hangzhou Shanyou, which entity has been named as the defendant in a legal action brought by Honghe Capital Co., Ltd. (“Honghe Capital”) for alleged failure to fulfill its obligations under a sales agreement. Honghe Capital is seeking the repayment of RMB1,824,757.94. The case was heard by a court in Zhejiang Province, the PRC, on July 23, 2025. On November 29, 2025, Hangzhou Shanyou received the judgment dismissing all claims, pending appeals. As of the date of this annual report, neither we nor the PRC subsidiaries are a party to any other material legal or administrative proceedings. From time to time, the PRC subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the PRC subsidiaries’ resources, including management’s time and attention. Furthermore, as of the date of this annual report, the PRC subsidiaries are not a party to any international claims or litigation with respect to defective products or other matters.

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

The Classification, Registration and Filing of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices (as amended in 2024) (the “2024 Medical Device Regulation”) which was promulgated by the State Council on December 6,, 2021 and took effect on January 20, 2025, the CFDA, now known as the NMPA, is in charge of the national supervision and administration of medical devices. The relevant departments under the State Council shall be responsible for the supervision of medical devices within their respective scope of authorities. The food and drug supervision and administration departments of the local governments at the county level and above are responsible for the supervision and administration of medical devices within their own administrative districts.

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

Furthermore, according to the 2024 Medical Device Regulation, enterprises that export medical devices should ensure that the exported medical devices meet the legal requirements of the importing country or region.

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

Laws and Regulations Relating to Medical Devices Operation

Pursuant to the 2024 Medical Device Regulation and the Measures for the Supervision and Administration of Medical Devices Operation, promulgated on July 30, 2014, effective on October 1, 2014 and amended on November 17, 2017, an enterprise engaging in the operation of medical devices shall have business premises and storage conditions suitable for the operation scale and scope, and shall have the quality management system and quality management institution or quality management personnel suitable for the medical devices it operates. An enterprise engaged in the operation of Class II medical devices shall make filing with the local food and drug supervision and administration department at the level of city with districts and provide proofing materials for its satisfying the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the operation of Class III medical devices shall apply for an operation permit to the local food and drug supervision and administration department at the level of city with districts and provide proofing materials for its satisfying the relevant conditions of engaging in the operation of such medical devices.

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

However, there is still uncertainty as to how the M&A Rules and the New Administrative Rules Regarding Overseas Listings will be interpreted and implemented in the future. If the CSRC or other PRC regulatory agencies subsequently determine that CSRC approval is required for our subsequent securities offerings, we or the PRC subsidiaries may need to apply for approval from the CSRC and we or the PRC subsidiaries may be subject to penalties and administrative sanctions administered by these regulatory agencies if we fail to obtain such approval. These regulatory agencies may impose fines and penalties on the PRC subsidiaries’ operations in the PRC, limit the PRC subsidiaries’ operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our subsequent securities offerings into the PRC, or take other actions that could materially adversely affect the PRC subsidiaries’ and our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our subsequent securities offering before settlement and delivery of our Class A Ordinary Shares.

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

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedures within the time limit will be fined RMB10,000 to RMB50,000. Any entity that fails to make deposits to the housing provident fund within the time limit or has any shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court. As of the date of this annual report, (i) some of the PRC subsidiaries have not completed the social insurance registration and the housing fund registration; (ii) the PRC subsidiaries did not make contributions in the full amount for the social insurance fund and housing provident fund for their employees, as required under the relevant PRC laws and regulations; and (iii) the PRC subsidiaries did not make contributions in the housing fund for some employees. For the fiscal years of 2025, 2024, and 2023, $227,789, $300,945, and $287,629 of contributions for social insurance fund, respectively, should have been made but were not. For the fiscal years of 2025, 2024, and 2023, $99,552, $94,815, and $90,620 of contributions for the housing provident fund, respectively, should have been made but were not. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject the PRC subsidiaries to penalties” on page 40.

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

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on December 25, 2024, and the Implementing Rules for the Regulations on Value-added Tax of the PRC promulgated by the State Council on December 19, 2025, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

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

Revenue decreased by $1,657,725, or approximately 14.4%, to $9,848,715 for the year ended September 30, 2025 from $11,506,440 for the year ended September 30, 2024. The decrease was mainly due to the decline in demand and unit price of masks, and commodity trading.

Revenue decreased by $2,059,511, or approximately 15.2%, to $11,506,440 for the year ended September 30, 2024 from $13,565,951 for the year ended September 30, 2023. The decrease was mainly due to the decline in demand and unit price of masks and was offset by the increase of medical devices other than masks and commodity trading.

We incurred a net loss of $1,201,023, $3,540,409 for the fiscal years ended September 30, 2025, and 2024, respectively, and a net income of $63,383 for the fiscal years ended September 30, 2023.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended
	September 30,
	2025	2024	2023
Net revenue	$9,848,715	$11,506,440	$13,565,951
Cost of revenue	(7,503,861)	(8,638,054)	(9,422,967)
Gross profit	2,344,854	2,868,386	4,142,984
Selling expenses	(2,078,251)	(2,053,019)	(1,567,385)
General and administrative expenses	(2,327,352)	(4,558,041)	(1,861,728)
Research and development expenses	(435,311)	(302,511)	(301,644)
Total operating expenses	(4,840,914)	(6,913,571)	(3,730,757)
(Loss) income from operations	(2,496,060)	(4,045,185)	412,227
Total other income (loss), net	1,414,090	379,485	(301,838)
(Loss) income before income tax	(1,081,970)	(3,665,700)	110,389
Income tax benefit (expense)	(119,053)	125,291	(47,006)
Net (loss) income	(1,201,023)	(3,540,409)	63,383

Net revenue

	For the Year Ended
	September 30,
	2025	2024	2023
Masks	$640,428	$1,559,750	$5,091,331
Medical devices other than masks	9,134,381	9,414,751	7,997,540
Commodity trading	55,411	435,728	325,429
Others	18,495	96,211	151,651
Net revenue	$9,848,715	$11,506,440	$13,565,951

Sales decreased by $1,657,725, or approximately 14.4%, to $9,848,715 for the year ended September 30, 2025 from $11,506,440 for the year ended September 30, 2024. The decrease was mainly due to the decline in demand and unit price of masks, and commodity trading.

Sales decreased by $2,059,511, or approximately 15.2%, to $11,506,440 for the year ended September 30, 2024 from $13,565,951 for the year ended September 30, 2023. The decrease was mainly due to the decline in demand and unit price of masks and was offset by the increase of medical devices other than masks and commodity trading.

Sales of masks decreased by $919,322, or 58.9%, to $640,428 for the year ended September 30, 2025 from $1,559,750 for the year ended September 30, 2024. The decrease was mainly because the demand for masks and the sales volume of masks decreased for the year ended September 30, 2025.

Sales of masks decreased by $3,531,581, or 69.4%, to $1,559,750 for the year ended September 30, 2024 from $5,091,331 for the year ended September 30, 2023. The decrease was mainly because (i) the demand for masks and the sales volume of masks decreased for the year ended September 30, 2024; and (ii) the Company shifted its marketing focus from masks to medical devices other than masks.

Medical devices other than masks are mainly anesthesia and respiratory consumables. The sales of medical devices decreased by $280,370, or 3.0%, to $9,134,381 for the year ended September 30, 2025 from $9,414,751 for the year ended September 30, 2024, which remained relatively stable.

The sales of medical devices increased by $1,417,211, or 17.7%, to $9,414,751 for the year ended September 30, 2024 from $7,997,540 for the year ended September 30, 2023. The increase was mainly attributable to the Group’s decision to intensify marketing efforts for medical devices other than masks, which led to higher sales volumes.

Commodity trading mainly involves trading in disposable medical articles or raw materials of medical devices. Commodity trading decreased by $380,317, or 87.3%, to $55,411 for the year ended September 30, 2025 from $435,728 for the year ended September 30, 2024. The decrease was mainly due to the decrease of market demand.

Commodity trading increased by $110,299, or 33.9%, to $435,728 for the year ended September 30, 2024 from $325,429 for the year ended September 30, 2023. The increase was mainly due to the increase of market demand and our business expansion.

 Cost of revenue

Cost of revenue primarily includes the cost of materials, direct labor, overhead, and other related incidental expenses that are directly attributable to the principal operations of the PRC subsidiaries. Cost of revenue decreased by $1,134,193, or approximately 13.1%, to $7,503,861 for the year ended September 30, 2025 from $8,638,054 for the year ended September 30, 2024. The decrease in the cost of revenue was related to the decrease in net revenue.

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

Gross profit

Gross profit decreased by $523,532, or approximately 18.3%, to $2,344,854 for the year ended September 30, 2025 from $2,868,386 for the year ended September 30, 2024. Gross profit margin decreased to 23.8% for the year ended September 30, 2025, as compared to 24.9% for the year ended September 30, 2024, which remained relatively stable.

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

Selling expenses

Our selling expenses primarily consist of salaries, welfare expenses as well as marketing and promotion expenses. Our selling and marketing expenses increased by $25,232, or approximately 1.2%, to $2,078,251 for the year ended September 30, 2025 from $2,053,019 for the year ended September 30, 2024, which remained relatively stable.

Our selling and marketing expenses increased by $485,634, or approximately 31.0%, to $2,053,019 for the year ended September 30, 2024 from $1,567,385 for the year ended September 30, 2023, which was primarily due to more marketing and promotion expenses incurred for sales of medical devices other than masks.

General and administrative expenses

Our general and administrative expenses primarily consist of professional fees, salaries and welfare expenses, depreciation and amortization, allowance for doubtful accounts and office expenses. Our general and administrative expenses decreased by $2,230,689, or approximately 48.9%, to $2,327,352 for the year ended September 30, 2025 from $4,558,041 for the year ended September 30, 2024, primarily due to the decrease of professional consulting fees occurred during the process of IPO for the year ended September 30, 2024.

Our general and administrative expenses increased by $2,696,313, or approximately 144.8%, to $4,558,041 for the year ended September 30, 2024 from $1,861,728 for the year ended September 30, 2023, primarily due to the increase of professional consulting fees for improving our financial reporting as we became a public company.

Research and development expenses

Our research and development expenses were incurred for the development of medical devices and technologies used for the manufacturing of medical devices. Our research and development expenses increased by $132,800, or approximately 43.9%, to $435,311 for the year ended September 30, 2025 from $302,511 for the year ended September 30, 2024, which was primarily because we enhanced our collaboration with medical institutions and invested additional capital in R&D.

Our research and development expenses increased by $867, or approximately 0.3%, to $302,511 for the year ended September 30, 2024 from $301,644 for the year ended September 30, 2023, which remained relatively stable.

Other income (loss)

The total net other income was $1,414,090 and $379,485 for the years ended September 30, 2025, and 2024, respectively, and the total net other loss was $301,838 for the year ended September 30, 2023.

The net other income for the year ended September 30, 2025 primarily consisted of (i) subsidy income of $1,600,527; (ii) interest expenses of $503,519; (iii) interest income of $181,682.

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

Income tax benefit (expense)

The income tax expense was $119,053 for the year ended September 30, 2025, the income tax benefit was $125,291 for the year ended September 30, 2024, and the income tax expense were $47,006 for the year ended September 30, 2023. The change was related to taxable income and valuation allowance.

Net (loss) income

As a result of the foregoing, our net loss was $1,201,023 and $3,540,409 for the years ended September 30, 2025 and 2024, and our net income was $63,383 for the year ended September 30, 2023.

B. Liquidity and Capital Resources

To date, the primary sources of liquidity consist of cash flows from the PRC subsidiaries’ operating activities, capital contributions from shareholders and loans from banks. The Group has financed its operations primarily through capital contributions and revenue from operations. As of September 30, 2025, we had cash of $4,088,599 and a total working capital of $8,483,667. For the next 12 months from the issuance date of this annual report, we plan to implement measures to meet the cash requirements, including: 1) strictly controlling and reducing expenses; 2) seeking additional credit facilities; and 3) seeking equity financing from shareholders. We believe the above measures will be adequate to meet the operation requirements in the next 12 months.

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

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the year ended
	September 30,
	2025	2024	2023
Net cash provided by (used in) operating activities	$6,244,285	$(2,228,087)	$2,209,736
Net cash used in investing activities	(7,607,719)	(9,064,079)	(583,304)
Net cash (used in) provided by financing activities	(898,212)	15,657,024	(728,719)
Effect of exchange rate changes	(207,360)	555,464	(33,852)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(2,469,006)	$4,920,322	$863,861
Cash, cash equivalents and restricted cash, beginning of period	6,557,605	1,637,283	773,422
Cash, cash equivalents and restricted cash, end of period	$4,088,599	$6,557,605	$1,637,283

Operating Activities

Net cash provided by operating activities was $6,244,285 for the year ended September 30, 2025, primarily derived from (a) a net loss of $1,201,023, adjusted by depreciation and amortization of $923,108, loss on disposal of equipment of $178,381, provision of inventory impairment of $105,599, reverse of allowance for credit loss of $184,977, interest income of loan to third parties of $158,428, and deferred tax expense of $111,151; (b) an decrease in advances to suppliers of $6,036,907; (c) a decrease in accounts receivable of $1,022,554; (d) a decrease in inventories of $568,669; and (e) an increase in accounts payable of $245,499, and offset by (a) a decrease in deferred revenue of $211,238; (b) an decrease in amounts due to related parties/(partially offset by decrease in amounts due from related parties) of $1,377,588.

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

Investing Activities

For the year ended September 30, 2025, net cash used in investing activities was $7,607,719, which was derived from (a) purchase of property and equipment of $1,332,507; (b) loans to third parties of $6,123,175; (c) loans to related parties of $2,657,124; and (d) a refundable advance deposit of $9,110,000; and offset by (a) repayment from third parties of $6,099,169; (b) repayment from related parties of $5,128,096; and (c) proceeds from disposal of equipment of $472,929.

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

Financing Activities

For the year ended September 30, 2025, net cash used in financing activities was $898,212, which mainly consisted of (a) repayment of short-term bank borrowings of $24,610,052; (b) repayment to related party of $2,028,623; and (c) payment of offering cost of $376,168; which were offset by (a) net proceeds from our public offering of $6,900,912; (b) proceeds from short-term bank borrowings of $17,954,939; (c) loan from related parties of $860,780; and (d) return of cash deposited in escrow account of $400,000.

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

Capital Expenditures

Our capital expenditures are primarily incurred for the purpose of purchasing property and building or machinery. Our capital expenditures were $1,332,507, $9,258,407 and $583,304 for the year ended September 30, 2025, 2024 and 2023, respectively. We intend to fund our future capital expenditure with our existing cash balance and expect to continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

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

Operating Lease

The Group did not have any significant operating lease contractual obligations, capital and other commitments, long-term obligations, or guarantees as of September 30, 2025, 2024 and 2023.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended September 30, 2025, 2024 and 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Income taxes

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years when those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The amounts of allowance over deferred tax assets were $1,160,949, $78,210, and $59,879 as of September 30, 2025, 2024 and 2023, respectively.

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

The allowance of credit losses for accounts receivable as of September 30, 2025 and 2024 was $71,529 and $1,003,799, respectively. The allowance of credit losses for prepaid expenses and other current assets as of September 30, 2025 and 2024 was $nil and $427,351, respectively.

Impairment of Long-Lived Assets

We periodically review our long-lived assets for impairment indicators to identify any events that may lead the carrying value to be unrecoverable. Such events include an historical or projected trend of net cash outflow or a future expectation that we will sell or dispose of a significant asset well before its originally estimated useful life ends. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgment and estimates, which could be material to our financial position and results of operations. No impairment of long-lived assets was recognized for the years ended September 30, 2025, 2024 and 2023.

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

Name	Age	Position with our Company
Shuang Wu	44	Chief Executive Officer, Director, and Chairman of the Board of Directors
Ningfang Liang	54	Chief Financial Officer
Baiming Yu	56	Chief Operating Officer and Director
Xiaoyang Li	40	Independent Director
Zhenguo Wu	40	Independent Director
Robert Johnson	49	Independent Director

Shuang Wu has served as a director since March 2022, our Chief Executive Officer (“CEO”) since August 2022, and Chairman of the Board of Directors since January 9, 2025. Mr. Wu has extensive managerial and financial experience. Before joining our Company, from August 2019 to May 2022, he was the Chief Operating Officer of EZGO Technologies Ltd (Nasdaq: EZGO), a company focusing on sales of lithium battery and electric bicycle, and was responsible for making and enforcing business plans. From January 2018 to July 2019, he served as the vice president of Changzhou Hengmao Electricity Technology Co., Ltd., working for business operation and management. He was the General Manager of Investment of Shanghai Dafeng Investment Group Co., Ltd. from June 2015 to December 2017. From November 2011 to December 2014, he served as the assistant of General Manager of Travelex of Auckland Airport, a foreign exchange service provider. From June 2009 to November 2011, he was a financial adviser of Westpac Bank. Mr. Wu received his bachelor’s degree of finance and master’s degree of business from Massey University.

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

Zhenguo Wu has served as our director since January 2025. Mr. Wu has substantial legal professional experience in capital markets. He has been a lawyer and providing capital markets legal advisory services at Watson & Band Law Offices since December 2024. From April 2021 to November 2024, he served as the board secretary and general counsel at Xuhang Holdings Ltd (SUNH). From October 2015 to February 2021, he served as the senior vice president of the investment banking division of Shenwan Hongyuan Securities Underwriting and Sponsoring Co., Ltd. From November 2012 to October 2015, he served as a lawyer of the capital market division of JunZeJun Law Offices (Shanghai Office). Mr. Wu obtained a bachelor’s degree in English from Tangshan Normal University in 2010 and a master’s degree in law from East China University of Political Science and Law in 2013.

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

B. Compensation

Since June 1, 2022, we paid Baiming Yu RMB24,000 (approximately $3,529) per month for his services and since January 1, 2024 the monthly salary increased to RMB30,000 (approximately $4,214). As of September 30, 2025, the accumulated amount was RMB1,086,000 (approximately $150,572).

From June 1, 2022, to May 31, 2025, the compensation of our CEO is RMB30,000 (approximately $4,368) per month. From June 1, 2022, to August 31, 2024, the compensation of our CFO was $2,000 per month. From September 1, 2024, to September 30, 2025, the compensation of our CFO is $12,500 per month. The Company has settled the accumulated unpaid compensation in cash in the aggregated amount of $54,000 in August 2024, and henceforth pays compensation to the CEO and CFO on a monthly basis.

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

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term from June 1, 2022, to May 31, 2025. The Company expects to renew such agreements for an additional five-year term.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,623,844 Class A Ordinary Shares and 100,760 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Ordinary Shares (2) Beneficially Owned		Voting Power
	Number	%(3)%
Directors and Officers:(1)
Shuang Wu	—	—	—
Baiming Yu(3)	100,625 (Class B)	5.83%	55.30%
Ningfang Liang	—	—	—
Robert Johnson	—	—	—
Zhenguo Wu	—	—	—
Xiaoyang Li	—	—	—

5% Shareholders:
LWY GROUP LTD(5)	100,625(4) (Class B)	5.83%	55.30%

(1)	Unless otherwise indicated, the business address of each of the individuals is Floor 23, No. 2 Tonghuinan Road Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC. The business address of Ningfang Liang is 65 Grassman Pl, Berkeley Heights, New Jersey, U.S. The business address of Robert Johnson is 1450 Brickell Avenue 31st Floor, Miami, Florida, U.S. The business address of Zhenguo Wu is Floor 26-27, The Center, No. 989 Changle Road, Xuhui District, Shanghai City, PRC.

(2)	The number of Ordinary Shares beneficially owned represents Class B ordinary shares unless noted otherwise. Class B ordinary shares each have 20 votes per share, and Class A ordinary shares each have one vote per share. Beneficial ownership and voting power are calculated on a post-reverse stock split basis (including the share consolidations effective October 21, 2025 and December 29, 2025) or otherwise on a basis consistent with the number of Ordinary Shares outstanding as of the date of this annual report.

(3)	Percentage ownership is calculated based on a total of 1,724,604 ordinary shares outstanding as of the date of this annual report, consisting of 1,623,844 Class A Ordinary Shares and 100,760 Class B Ordinary Shares. Percentages reflect ownership of Ordinary Shares by number and do not reflect differences in voting power among classes of shares.

(4)	The Company entered into a Securities Purchase Agreement dated December 30, 2025 with LWY GROUP LTD, pursuant to which the Company agreed to issue and sell to LWY GROUP LTD 100,000 Class B Ordinary Shares for an aggregate purchase price of $500,000. As a result of this transaction, Baiming Yu, through LWY GROUP LTD, will beneficially own approximately 100,625 Class B Ordinary Shares, representing approximately 55.30% of the aggregate voting power of the Company’s outstanding Ordinary Shares as of the date of this annual report.

(5)	LWY GROUP LTD is a British Virgin Islands company that is indirectly controlled by Baiming Yu. The shareholdings reported here reflect beneficial ownership by virtue of shared voting and investment power over the Class B ordinary shares held by LWY GROUP LTD.

As of the date of this annual report, approximately 99.991% of our issued and outstanding Class A Ordinary Shares are held in the United States by one record holder CEDE & Company.

We are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The following is a list of related parties with which the Group has transactions:

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	COO, Director and a shareholder of the Company
b	Liwei Zhang	Shareholder of the Company and the spouse of Baiming Yu
c	Huiyu Chuanggu (Hangzhou) Equity Investment Fund Co., Ltd. (“Huiyu Chuanggu”)	Shuang Wu acted as the executive director and owned 30% equity interests of this related party
d	Shuang Wu	CEO, Director, and Chairman of the Board of Directors
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang
h	Ming Zhao	The Supervisor of Shanghai Saitumofei
i	Qijia Yu	Immediate family member of Baiming Yu
j	Hangzhou Yuanqi Biotech Co., Ltd. (“Hangzhou Yuanqi”)	Baiming Yu acted as director before January, 2024

	For the years ended September 30,
Nature	2025	2024	2023
Loan to Hangzhou Shuige(1)	$812,478	$1,538,672	$423,585
Repayment from Hangzhou Shuige(1)	1,222,192	1,110,448	423,585
Loan to Liwei Zhang(1)	-	319,254	303,075
Repayment from Liwei Zhang(1)	-	330,580	362,377
Advance to Baiming Yu(2)	-	3,705	1,187,554
Reimbursement from Baiming Yu(2)	-	9,375	644,678
Loan to Baiming Yu(1)	139,407	-	-
Repayment from Baiming Yu(1)	139,407	692,074	-
Loan from Baiming Yu(5)	130,984	-	-
Repayment to Baiming Yu(5)	124,040	-	-
Consideration of equity transaction(11)	83,189	-	-
Repayment to Xiaoshan Ance(5)	138,648	-	-
Selling to Hangzhou Qingniu(3)	34,895	577,370	1,011,587
Loan to Hangzhou Qingniu(1)	823,570	2,716,162	4,943,174
Rent income from Hangzhou Qingniu(4)	-	-	52,749
Purchase from Hangzhou Qingniu(10)	2,260	-	-
Repayment from Hangzhou Qingniu(1)(3) (4)	1,684,835	4,036,026	5,105,411
Advance to Shuang Wu(6)	-	2,054,627	3,467,737
Repayment from Shuang Wu(6)	-	1,159,929	2,022,703
Loan to Shuang Wu(1)	881,669	-	-
Repayment from Shuang Wu(1)	2,081,662	-	-
Loan from Shuang Wu(5)	729,796	-	-
Repayment to Shuang Wu(5)	729,796	-	-
Refundable advance deposit(12)	9,110,000	-	-
Advance to Huiyu Chuanggu(2) (7)	-	447,927	2,894,499
Reimbursement from Huiyu Chuanggu(7)	-	2,077,162	1,397,077
Management service fee to Huiyu Chuanggu(8)	-	1,247,508	-
Repayment to Huiyu Chuanggu for IPO costs paid on behalf of the Group (5)	1,036,139	-	-
Rent income from Hangzhou Yuanqi(4)	-	-	-
Collection from Hangzhou Yuanqi(4)	-	-	706
Advance to Ming Zhao(9)	-	-	866
Collection from Ming Zhao(9)	-	-	866
Advance to Qijia Yu(2)	-	8,142	-
Repayment from Qijia Yu(2)	-	2,846	-

(1)	This represented the Group’s interest-free loans, which were due on demand, to these related parties and repayment from these related parties.

(2)	It was the advances which were interest-free and due on demand made to the related parties for the Group’s daily operational purposes, and reimbursement from the related parties for the Group’s operational expenses.

(3)	It was the receivable for selling medical consumables to this related party and repayment from this related party.

(4)	It was the receivable and collection for providing rental service to this related party.

(5)	These consisted of the Group’s interest-free loans, which are due on demand, from the related parties for the Group’s daily operations or a portion of the IPO costs, including legal fees and accounting fees, and repayment to the related parties.

(6)	This consisted of the Group’s advance to this related party with no fixed term of repayment and interest, and the repayment from this related party.

(7)	This consisted of the advance to this related party for the Group’s initial public offering costs, including legal fees and accounting fees, and the reimbursement of excessive advance payment from this related party.

(8)	This represented management service fee charged by the related party.

(9)	This consisted of the advance to this related party for the Group’s daily operations.

(10)	This consisted of the payable for purchase of materials from the related party.

(11)	This consisted of the consideration of equity transfer of Hangzhou Hanshi.

(12)	This consisted of the refundable advance deposit for a potential acquisition.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

(a) Nature of relationships with related parties

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	COO, Director and a shareholder of the Company
b	Liwei Zhang	Shareholder of the Company and the spouse of Baiming Yu
c	Huiyu Chuanggu (Hangzhou) Equity Investment Fund Co., Ltd. (“Huiyu Chuanggu”)	Shuang Wu acted as the executive director and owned 30% equity interests of this related party
d	Shuang Wu	Chief Executive Officer of the Company
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang
h	Ming Zhao	Shareholder of Shanghai Saitumofei
i	Qijia Yu	Immediate family member of Baiming Yu
j	Hangzhou Yuanqi Biotech Co., Ltd. (“Hangzhou Yuanqi”)	Baiming Yu acted as director before January, 2024

(b) Due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of September 30, 2025	As of September 30, 2024

Hangzhou Qingniu(1)	$4	$855,618
Huiyu Chuanggu(2)	1,474,926	-
Hangzhou Shuige(1)	-	421,092
Shuang Wu(3)	9,310,000	1,424,989
Qijia Yu(2)	1,404	5,437
Total	$10,786,334	$2,707,136

(1)	The balance represents an interest-free loan to the related party, which is repayable on demand.

(2)	The balance represents advances made to the related party for the Group’s daily operational purposes. The Group has fully collected the balance from Huiyu Chuanggu as of the date of this annual report.

(3)	The balance represents advances made to the related party for the Group’s daily operational purposes, and refundable advance deposit for a potential acquisition. The Group has collected $1,210,000 of the balance from Shuang Wu as of the date of this annual report, and the remaining $8,100,000 has been paid to a third party by Shuang Wu on behalf of the Company as equity transfer consideration. Details of this transaction are disclosed in the note of SUBSEQUENT EVENTS.

(c) Due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As September 30, 2025	As of September 30, 2024

Xiaoshan Ance(1)	$-	$142,499
Ming Zhao(3)	-	4,207
Huiyu Chuanggu(2)	-	1,064,916
Baiming Yu(3)	12,772	5,820
Total	$12,772	$1,217,442

(1)	The balance represents interest-free loans from the related party, which are due on demand.

(2)	The balance represents the payment on behalf of the Group for its daily operations and the IPO costs, including legal fees and accounting fees.

(3)	The balance represents an advance from this related party for the Group’s daily operations, which is interest-free and has no fixed repayment term.

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

(i) Change in Authorized Share Capital and Share Re-Classification in February 2025

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “2024 AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company. As a result, immediately following the 2024 AGM, the Company’s authorized share capital was increased (the “February Share Capital Increase”), and re-designated and re-classified from US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each to US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each, with each Class A Ordinary Share entitled to one vote on matters to be decided by way of a poll, and 100,000,000 Class B Ordinary Shares of par valueUS$0.0005 each, with each Class B Ordinary Share entitled to 20 votes on matters to be decided by way of a poll.

(j) Change in Authorized Share Capital and Share Consolidation in September 2025

On September 12, 2025, the Company held an extraordinary general meeting of shareholders (the “September EGM”). During the September EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations (the “September Proposed Share Consolidations”) of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of each class asset out in the Company’s then existing amended and restated memorandum and articles of association; (ii) an increase in the Company’s authorized share capital (the “September Proposed Share Capital Increase”) from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each, and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to a maximum of US$10,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value, as a result of the share consolidation(s) at a ratio of four Class A ordinary shares for every one Class B ordinary shares; such share capital increase to be conditional upon approval by the Board, in its sole discretion, and to take effect on such date as the Board may determine, within one year from the date of the September EGM; and (iii) the adoption of an amended and restated memorandum of association to reflect the September Proposed Share Consolidations and/or the September Proposed Share Capital Increase.

On September 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 (the “September Share Consolidation”); (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each and 100,000,000 Class B Ordinary Shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each (the “September Share Capital Increase”); and (iii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum of association, to reflect the September Share Consolidation and the September Share Capital Increase.

The Company’s Class A Ordinary Shares began trading on a post-split basis on October 21, 2025. Upon the effectiveness of the September Share Consolidation, the total number of outstanding Class A ordinary shares of the Company was reduced from 95,998,776 to 960,012 (after rounding up fractional shares), and the total number of outstanding Class B ordinary shares of the Company was reduced from 7,592,500 to 75,925.

(k) Change in Authorized Share Capital and Share Consolidation in November 2025

The Company held an extraordinary general meeting of shareholders on November 7, 2025 (the “November EGM”). During the November EGM, the shareholders passed certain resolutions with respect to: (i) an increase in the authorized share capital of the Company from US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each, to US$100,000,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.05 each and 400,000,000 Class B Ordinary Shares of par value US$0.05 each (the “November Share Capital Increase”); (ii) the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the November Share Capital Increase; (iii) the ratification of the September Share Consolidation and the September Share Capital Increase; (iv) the revocation of any further or residual authority delegated by the shareholders in the September EGM authorizing the Company to undertake further share consolidations; (v) the approval of one or more share consolidations of the Shares (the “November Share Consolidation”), each at such consolidation ratio and with such effective time as the Board may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (vi) the adoption of a further amended and restated memorandum of association to reflect any November Share Consolidation.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 with an effective date of 19 December 2025; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the November Share Consolidation.

The Company’s Class A Ordinary Shares began trading on a post-split basis on December 29, 2025. Upon the effectiveness of the November Share Consolidation, there were approximately 1,220,015 ordinary shares issued and outstanding, composed of approximately 1,219,255 Class A ordinary shares and 760 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

The Company’s current authorized share capital is US$100,000,000 divided into 16,000,000 Class A ordinary shares of par value US$5.00 per share and 4,000,000 Class B ordinary shares of par value US$5.00 per share.

(l) Securities Purchase Agreement with LWY GROUP LTD in December 2025

On December 30, 2025, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with LWY GROUP LTD, an existing shareholder wholly owned by Baiming Yu. Pursuant to the Securities Purchase Agreement, LWY GROUP agreed to purchase 100,000 Class B Ordinary Shares from the Company for an aggregate purchase price of US$500,000 in a transaction conducted under Regulation S of the Securities Act of 1933. The transaction was approved by the audit committee and the board of directors and was expected to close on or about January 13, 2026.

As a result of the above transaction, Baiming Yu, through LWY GROUP, will beneficially own 100,625 Class B ordinary shares of the Company, representing 2,012,500 votes on matters to be decided by way of a poll and approximately 55.30% of the aggregate voting power of the Company’s outstanding Ordinary Shares.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

For the year ended September 30, 2025, there was one legal proceeding filed against our subsidiary, Hangzhou Shanyou, which entity has been named as the defendant in a legal action brought by Honghe Capital Co., Ltd. (“Honghe Capital”) for alleged failure to fulfill its obligations under a sales agreement. Honghe Capital is seeking the repayment of RMB1,824,757.94. The case was heard by a court in Zhejiang Province, the PRC, on July 23, 2025. On November 29, 2025, Hangzhou Shanyou received the judgment dismissing all claims, pending appeals. As of the date of this annual report, neither we nor the PRC subsidiaries are a party to any other material legal or administrative proceedings. From time to time, the PRC subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the PRC subsidiaries’ resources, including management’s time and attention. Furthermore, as of the date of this annual report, the PRC subsidiaries are not a party to any international claims or litigation with respect to defective products or other matters.

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

As of the date of this annual report, we have never declared or paid cash dividends on our Class A Ordinary Shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will depend upon receipt of funds from our British Virgin Islands subsidiary, Work BVI.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Work Medical Technology or any of our subsidiaries outside of China may be considered a non-resident enterprise for tax purposes, so that any dividends the PRC subsidiaries pay to Work Medical Technology or any of our subsidiaries outside of China may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—Taxation—People’s Republic of China Taxation.”

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market (“Nasdaq”) since August 23, 2024 under the symbol “WOK.”

As previously disclosed in the Form 6-K dated April 11, 2025, the Company received a deficiency notice from Nasdaq on April 7, 2025, notifying the Company that it is not compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). According to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given an initial period of 180 calendar days, or until October 6, 2025, to regain compliance with the Minimum Bid Price Requirement. Subsequently, on October 7, 2025, the Company was provided with an additional 180-day calendar days, or until April 6, 2026, to regain compliance.

On November 4, 2025, the Company received a letter from Nasdaq stating that the Company has regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the Class A Ordinary Shares of $1.00 or greater per Class A Ordinary Share for the last 10 consecutive business days, from October 10, 2025 to November 3, 2025, and that this matter is now closed.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Global Market since August 23, 2024 under the symbol “WOK.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Dual Class Ordinary Shares Restructuring

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “2024 AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company.

As a result, immediately following the 2024 AGM, the Company’s authorized share capital was increased (the “Share Capital Increase”), and re-designated and re-classified from US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each to US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each, with each Class A Ordinary Share entitled to one vote on matters to be decided by way of a poll, and 100,000,000 Class B Ordinary Shares of par value US$0.0005 each, with each Class B Ordinary Share entitled to 20 votes on matters to be decided by way of a poll (the “Share Capital Reorganization”).

On April 8, 2025, the Company issued 6,250,000, 717,500, and 625,000 Class B Ordinary Shares to three shareholders, LWY GROUP LTD, JPY GROUP LTD, and ZLW GROUP LTD, respectively, and repurchased a corresponding number of Class A Ordinary Shares from such shareholders (the “Share Issuance and Repurchase,” and together with the Share Capital Increase and the Share Capital Reorganization, the “Dual Class Restructuring”).

Underwritten Follow-on Offering in May 2025

On May 22, 2025, the Company closed an underwritten follow-on offering and sale of 10,000,000 ordinary units, with each ordinary unit consisting of (i) one Class A Ordinary Share, par value $0.0005 per share (ii) one Series A warrant to purchase one Class A Ordinary Share, and (iii) one Series B warrant to purchase one Class A Ordinary Share. Each ordinary unit was priced at $0.50. The Company generated gross proceeds of $5,000,000, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by the Company.

Net proceeds are expected to be used for production capacity upgrades, R&D investments, strengthening internal controls, investing in PRC subsidiaries, and working capital. Warrants issued in the Offering contain adjustment provisions for share combination events, including zero-price exercise mechanics. These adjustments and their implications are described in the related underwriting agreement and warrant instruments filed as exhibits to Form 6-K on May 22, 2025.

Registered Direct Offering in September 2025

On August 29, 2025, the Company filed a shelf registration statement on Form F-3 (File No. 333-289943) with the U.S. Securities and Exchange Commission, which became effective on September 15, 2025. The Form F-3 shelf registration statement provides a base prospectus covering the offer and sale of up to US$300,000,000 of Class A ordinary shares, debt securities, warrants, rights and units comprised of one or more of the foregoing securities. Subsequent offerings conducted under the Form F-3 shelf registration statement are included in the following paragraphs.

On September 25, 2025, the Company entered into a securities purchase agreement with a certain institutional investor named therein, pursuant to which, the Company agreed to issue and sell, in the registered direct offering: (i) 22,055,096 Class A Ordinary Shares, par value $0.0005 per Class A ordinary Share; and (ii) 16,944,238 pre-funded warrants to purchase Class A Ordinary Shares. The purchase price for each Class A Ordinary Share was $0.075 and the purchase price for each Pre-Funded Warrant was $0.075. The Company received approximately $2.9 million in gross proceeds from such transaction, before deducting placement agent fees and estimated offering expenses.

The purchase agreement provides for a beneficial ownership limitation, generally capped at 4.99% of the Company’s outstanding Ordinary Shares post-closing (or 9.99% at the holder’s election), which limits the number of shares issuable to a single investor. If a purchaser would exceed this cap upon settlement, such portion of the subscription is issued as pre-funded warrants instead of shares. The warrants and pre-funded warrants are subject to customary adjustments, including reverse and share splits, share dividends, share combinations, or similar transactions relating to Ordinary Shares. The material terms of these adjustments and limitations are set forth in the Securities Purchase Agreement filed as an exhibit to Form 6-K on September 29, 2025.

Share Consolidation and Share Capital Increase in September 2025

On September 12, 2025, the Company held an extraordinary general meeting of shareholders (the “September EGM”). During the September EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations (the “September Proposed Share Consolidations”) of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the then existing shares of each class as set out in the Company’s then existing amended and restated memorandum and articles of association; (ii) an increase in the Company’s authorized share capital (the “September Proposed Share Capital Increase”) from US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each and 100,000,000 Class B Ordinary Shares of par value US$0.0005 each, to a maximum of US$10,000,000 divided into Class A Ordinary Shares and Class B Ordinary Shares, in each case, of the then current par value, as a result of the share consolidation(s) at a ratio of four Class A Ordinary Shares for every one Class B Ordinary Shares; such share capital increase to be conditional upon approval by the Board, in its sole discretion, and to take effect on such date as the Board may determine, within one year from the date of the September EGM; and (iii) the adoption of an amended and restated memorandum of association to reflect the September Proposed Share Consolidations and/or the September Proposed Share Capital Increase.

On September 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 (the “September Share Consolidation”); (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0005 each and 100,000,000 Class B Ordinary Shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each (the “September Share Capital Increase”); and (iii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum of association, to reflect the September Share Consolidation and the September Share Capital Increase.

The September Share Consolidation was implemented so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market. The Company’s Class A Ordinary Shares began trading on a post-split basis on October 21, 2025. Upon the effectiveness of the September Share Consolidation, the total number of outstanding Class A Ordinary Shares of the Company was reduced from 95,998,776 to 960,012 (after rounding up fractional shares), and the total number of outstanding Class B Ordinary Shares of the Company was reduced from 7,592,500 to 75,925.

Extraordinary General Meeting of Shareholders in November 2025

The Company held an extraordinary general meeting of shareholders on November 7, 2025 (the “November EGM”). During the November EGM, the shareholders passed certain resolutions with respect to: (i) an increase in the authorized share capital of the Company from US$10,000,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.05 each and 40,000,000 Class B Ordinary Shares of par value US$0.05 each, to US$100,000,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.05 each and 400,000,000 Class B Ordinary Shares of par value US$0.05 each (the “November Share Capital Increase”); (ii) the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the November Share Capital Increase; (iii) the ratification of the September Share Consolidation and the September Share Capital Increase; (iv) the revocation of any further or residual authority delegated by the shareholders in the September EGM authorizing the Company to undertake further share consolidations; (v) the approval of one or more share consolidations of the Shares (the “November Proposed Share Consolidation”), each at such consolidation ratio and with such effective time as the Board may determine in its sole discretion; provided, however, that the accumulated consolidation ratio for any and all such share consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (vi) the adoption of a further amended and restated memorandum of association to reflect any November Proposed Share Consolidation.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1 with an effective date of December 19, 2025 (the “November Share Consolidation)”; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the November Proposed Share Consolidation.

The effective date of the Share Consolidation was December 19, 2025 (the “Effective Date”), which was reflected on the Nasdaq marketplace at the opening of business on December 29, 2025, whereupon the Company’s Class A Ordinary Shares began trading on a post-consolidation basis. Upon the effectiveness of the November Share Consolidation, the total number of outstanding Class A Ordinary Shares of the Company was reduced from 121,925,481 to 1,219,255, and the total number of outstanding Class B Ordinary Shares of the Company was reduced from 75,925 to 760.

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

Voting Rights

The holder of an Ordinary Share shall (in respect of such Ordinary Share) have the right to receive notice of, attend at and vote as a shareholder at any general meeting of the Company.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting, by at least two shareholders having the right to vote on the resolutions or any one shareholder, present in person or by proxy, who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolution.

Each holder of Class A Ordinary Shares shall, on a poll, be entitled to one vote for each Class A Ordinary Share he or she holds and each holder of Class B Ordinary Shares shall, on a poll, be entitled to exercise 20 votes for each Class B Ordinary Share he or she holds on any and all matters. On a show of hands, every shareholder shall have one vote.

Shareholders may vote in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for certain matters prescribed by our Articles and the Companies Act, such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, appoint and remove directors and approve certain share capital restructures by ordinary resolution.

Conversion Rights

Each Class B Ordinary Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and non-assessable Class A Ordinary Share.

The directors shall at all times reserve and keep available out of the Company’s authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the directors will take such action as may be necessary to increase its authorized but unissued Class A Ordinary Shares to such number of shares as shall be sufficient for such purposes.

All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. Shareholders and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

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

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the SEC, Nasdaq Capital Market, and federal and state security laws of the United States, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq Capital Market or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share.

The directors may also, but are not required to, decline to register any transfer of any Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

(e)	the Ordinary Shares transferred are fully paid up and free of any lien in favor of the Company; and

(f)	any applicable fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as the board may from time to time require, related to the transfer is paid to the Company.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares listed on Nasdaq or purchased by investors in the public offering. Since the Class A Ordinary Shares were listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members have remained with VStock Transfer LLC. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of the memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by an ordinary resolution of our shareholders. However, we will provide our shareholders with annual audited financial statements.

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

Winding Up; Liquidation

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

C. Material Contracts

Sales Agreement with AC Sunshine Securities in November 2025

On November 20, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent Class A ordinary shares, par value $0.05 per share.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of The Nasdaq Stock Market to sell shares from time to time based upon the Company’s instructions, including any price, time, or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent a commission of 3.5% of the aggregate gross proceeds from each sale of Class A Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated November 21, 2025, to the registration statement on Form F-3 (Registration Number 333-289943), filed by the Company on August 29, 2025 (the “Registration Statement”), that forms a part of such Registration Statement, for an aggregate offering price of up to $200,000,000.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as Exhibit 4.29 to this annual report.

Securities Purchase Agreement with LWY GROUP LTD in December 2025

On December 30, 2025, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with LWY GROUP LTD, an existing shareholder wholly owned by Baiming Yu. Pursuant to the Securities Purchase Agreement, LWY GROUP agreed to purchase 100,000 Class B Ordinary Shares from the Company for an aggregate purchase price of US$500,000 in a transaction conducted under Regulation S of the Securities Act of 1933. The transaction was approved by the audit committee and the board of directors and was expected to close on or about January 13, 2026.

As a result of the above transaction, Baiming Yu, through LWY GROUP, will beneficially own 100,625 Class B ordinary shares of the Company, representing 2,012,500 votes on matters to be decided by way of a poll and approximately 55.30% of the aggregate voting power of the Company’s outstanding Ordinary Shares.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Securities Purchase Agreement is attached hereto as Exhibits 4.30 to this annual report.

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

Use of Proceeds

As of the date of this annual report, we received aggregate net proceeds of approximately $14,274,751 from our registered offerings, consisting of net proceeds of approximately $7,373,839 from our IPO, approximately $4,389,958 from Follow-on Offering, and approximately $2,510,954 from Registered Direct Offering.

From the effectiveness of the applicable registration statements through the date of this annual report, the Company has applied such net proceeds as follows: approximately $6,655,113 for the repayment of loans, approximately $1,332,507 for the purchase of property and equipment, and approximately $6,287,131 for the equity acquisition of ELEFUN GROUP CO., LIMITED.

The Company believes that the foregoing use of proceeds is consistent with the purposes described in the applicable registration statements and prospectus supplements.

The following information sets forth the details of the sources of proceeds from our registered offerings:

Use of Proceeds of our IPO

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

Use of Proceeds of our Follow-on Offering

The following “Use of Proceeds” information relates to the Follow-on Offering disclosed in its Form 6-K filed on May 22, 2025 (the “Follow-on Offering”), in connection with our registration statement on Form F-1 (File No. 333-284006), as amended, which had been declared effective by the SEC on May 20, 2025. In the Follow-on Offering, we completed the sale of 10,000,000 ordinary units (the “Ordinary Units”) at an offering price of $0.50 per Ordinary Unit. Each Ordinary Unit consisted of one Class A Ordinary Share, One Series A warrant to purchase one Class A Ordinary Share and one Series B warrant to purchase one Class A Ordinary Share. We received net proceeds in the amount of $4,389,958.10 from the Follow-on Offering completed in May 2025.

Use of Proceeds of our Registered Direct Offering

The following “Use of Proceeds” information relates to the Registered Direct Offering disclosed in its Form 6-K filed on September 29, 2025 (the “Registered Direct Offering”), in connection with our shelf registration statement on Form F-3 (File No. 333-289943), which had been declared effective by the SEC on September 15, 2025. In the Registered Direct Offering, we issued and sold an aggregate of approximately 38,999,334 Class A Ordinary Shares (or pre-funded warrants in lieu thereof) at a purchase price of $0.075 per Class A Ordinary Share and pre-funded warrants. The gross proceeds from the Registered Direct Offering were approximately $2.9 million, before deducting placement agent fees and other offering expenses.

Use of Proceeds of our ATM Offering

The following “Use of Proceeds” information relates to the ATM Offering and our sales agreement entered into on November 20, 2025 with AC Sunshine Securities, LLC, pursuant to which we may offer and sell its Class A Ordinary Shares in at-the-market offerings under our shelf registration statement on Form F-3 (File No. 333-289943), filed by the Company on August 29, 2025. Under the sales agreement, we may offer and sell Class A Ordinary Shares having an aggregate offering price of up to $200 million. We received net proceeds in the amount of approximately $14,790,000 from the ATM Offering as of the date of this annual report and used $1,812,869 in the acquisition of ELEFUN GROUP CO., LIMITED.

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

Based upon this evaluation, our management has concluded that, as of September 30, 2025, our existing disclosure controls and procedures were effective following recruiting accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of September 30, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, concluded that our internal control over financial reporting was effective as of September 30, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Changes in Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements for the year ended September 30, 2024, we identified a material weakness in our internal control over financial reporting and other control deficiencies as of September 30, 2024. Such material weakness identified relates to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

Following the identification of the material weakness and control deficiency, we have undertaken certain remedial measures during the fiscal year ended September 30, 2025, including:

(i)	recruited qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework;

(ii)	designed and formalized internal control policies, ensuring clear segregation of duties, and implement a structured risk assessment process;

(iii)	developed a comprehensive internal control framework that includes regular monitoring, clear accountability, and periodic reviews to enhance transparency and mitigate potential risks; and

(iv)	implemented regular and continuous U.S. GAAP financial reporting training programs for our accounting and financial reporting personnel.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, our former independent registered public accounting firm, and HTL, our current independent registered public accounting firm since July 30, 2025, for the periods indicated.

WWC, P.C.

	For the Years Ended September 30,
	2025	2024
Audit fees (1)	$—	$240,000
Audit-related fees
Tax fees
All other fees
Total	$—	$240,000

HTL International, LLC

	For the Years Ended September 30,
	2025	2024
Audit fees (1)	$240,000	$—
Audit-related fees
Tax fees
All other fees
Total	$240,000	$—

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

The audit committee of our board of directors has established its pre-approval policies and procedures with respect to the engagement of our independent registered public accounting firm. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by the independent registered public accounting firm.

Pursuant to these policies and procedures, the audit committee approved the audit services provided by WWC, P.C. for fiscal years 2023 and 2024 and, through July 30, 2025, for fiscal year 2025, and the audit services provided by HTL International, LLC for the remainder of fiscal year 2025.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 29, 2025, the Board of Directors of the Company, upon the recommendation of the audit committee, approved the change of the Company’s independent auditor to HTL, in place of WWC. The termination of WWC and the engagement of HTL became effective as of July 30, 2025.

The report of WWC on the Company’s consolidated financial statements for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During each of the fiscal years ended September 30, 2023 and 2024, and through July 30, 2025, there were: no disagreements between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in their reports. Further, during such periods, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, other than the material weakness identified by management under the Company’s annual report on Form 20-F filed on February 14, 2025.

During the two most recent fiscal years ended September 30, 2023 and 2024, and through July 30, 2025, neither the Company nor anyone acting on its behalf consulted HTL regarding: (i) the application of accounting principles to a specified completed or proposed transaction, (ii) the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, or (iii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of WORK Medical Technology Group LTD and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association and Amended and Restated Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
4.2	Form of Director Offer Letter between the Registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
4.3	English Translation of Form of Procurement Agreement (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
4.4	English Translation of Form of Distribution Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
4.5	English Translation of Advance Agreement dated October 3, 2021, by and between Hangzhou Shanyou and Baiming Yu (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.6	English Translation of Advance Agreement dated October 3, 2021, by and between Hangzhou Shanyou and Liwei Zhang (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.7	English Translation of Loan Agreement dated October 9, 2021, by and between Hangzhou Shanyou and Hangzhou Shuige (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.8	English Translation of Real Estate Purchasing Agreement dated July 13, 2020, by and between Hangzhou Shanyou and Qijia Yu (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.9	English Translation of Medical Devices Purchasing Agreement dated September 30, 2021, by and between Hangzhou Shanyou and Hangzhou Qingniu (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.10	English Translation of Lease Agreement dated January 1, 2020, by and between Hangzhou Shanyou and Guancuncun Village Committee (incorporated by reference to Exhibit 10.25 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)

4.11	English Translation of Lease Agreement dated January 1, 2011, by and between Hangzhou Shanyou and Louta Town Village Committee (incorporated by reference to Exhibit 10.26 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.12	English Translation of Lease Agreement dated November 30, 2023, by and between Hangzhou Shanyou ang Hangzhou Tianxia Weaving Co., Ltd. (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.13	English Translation of Patent Transfer Agreement dated April 1, 2021, by and between Hangzhou Shanyou and The Second Hospital of Jiaxing City (incorporated by reference to Exhibit 10.31 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.14	English Translation of Patent Transfer Agreement dated December 26, 2019, by and between Hangzhou Hanshi and Zhejiang University (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.15	Employment Agreement by and between Shuang Wu and the Registrant dated June 1, 2022 (incorporated by reference to Exhibit 10.32 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.16	Employment Agreement by and between Ningfang Liang and the Registrant dated June 1, 2022 (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.17	Employment Agreement by and between Baiming Yu and the Registrant dated June 1, 2022 (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (File No. 333-271474) initially filed with the Securities and Exchange Commission on April 27, 2023)
4.18*	English Translation of Working Capital Loan Agreement dated July 9, 2025, regarding a loan principal of RMB5 million, by and between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank
4.19*	English Translation of Working Capital Loan Agreement dated August 22, 2025, regarding a loan principal of RMB14.5 million, by and between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank
4.20*	English Translation of Working Capital Loan Agreement dated August 22, 2025, regarding a loan principal of RMB8 million, by and between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank
4.21*	English Translation of Working Capital Loan Agreement dated August 22, 2025, regarding a loan principal of RMB5 million, by and between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank
4.22*	English Translation of Working Capital Loan Agreement dated August 22, 2025, regarding a loan principal of RMB10 million, by and between Hangzhou Shanyou and Zhejiang Xiaoshan Rural Commercial Bank
4.23*	English Translation of Working Capital Loan Agreement dated August 18, 2025, regarding a loan principal of RMB3 million, by and between Hangzhou Shanyou and Bank of Jiangsu
4.24*	English Translation of Working Capital Loan Agreement dated June 5, 2025, regarding a loan principal of RMB14 million, by and between Hangzhou Woli and China CITIC Bank
4.25*	English Translation of Working Capital Loan Agreement dated June 4, 2025, regarding a loan principal of RMB14 million, by and between Hangzhou Woli and China CITIC Bank
4.26*	English Translation of Working Capital Loan Agreement dated May 30, 2025, regarding a loan principal of RMB14 million, by and between Hangzhou Woli and China CITIC Bank

4.27	The Underwriting Agreement dated May 20, 2025 (incorporated by reference to Exhibit 99.1 of our Form 6-K filed with the Securities and Exchange Commission on May 22, 2025)
4.28	The Placement Agency Agreement dated September 25, 2025 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on September 29, 2025)
4.29	Sales Agreement by and between the Company and the Sales Agent dated November 20, 2025 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on November 24, 2025)
4.30	Securities Purchase Agreement dated December 30, 2025 by and between WORK Medical Technology Group LTD and LWY GROUP LTD (incorporated by reference to Exhibit10.1 of our Form 6-K filed with the Securities and Exchange Commission on January 5, 2026)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 97.2 of our annual report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of AllBright Law Offices (Fuzhou)
15.2*	Consent of WWC, P.C., regarding the incorporation by reference the report dated February 14, 2025 in this Annual Report on Form 20-F
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 (file No. 333-271474), as amended, initially filed with the Securities and Exchange Commission on April 27, 2023)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income (Loss) And Comprehensive Loss, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes To Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Shuang Wu
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: January 30, 2026

INDEX TO FINANCIAL STATEMENTS

WORK MEDICAL TECHNOLOGY GROUP LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Work Medical Technology Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Work Medical Technology Group Ltd and its subsidiaries (collectively the “Company”) as of September 30, 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2025 and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2025.

Houston, Texas

January 30, 2026

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor from December 2021 through July 30, 2025.
San Mateo, California

February 14, 2025

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for otherwise noted)

	As of September 30,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$4,088,599	$6,557,605
Cash deposited in escrow account	-	400,000
Accounts receivable, net	615,838	1,648,797
Inventories, net	2,455,477	3,183,951
Amounts due from related parties	10,786,334	2,707,136
Advance to suppliers	1,228,095	4,697,029
Prepaid expenses and other current assets, net	1,280,790	1,632,702
Total current assets	20,455,133	20,827,220

Property, plant and equipment, net	10,587,852	11,372,485
Intangible assets, net	959,116	1,044,062
Right-of-use assets, net	26,060	-
Deferred tax assets, net	-	112,916
Advance to suppliers for equipment	1,128,095	2,893,880
Total non-current assets	12,701,123	15,423,343
TOTAL ASSETS	$33,156,256	$36,250,563

Liabilities
Current liabilities:
Short-term bank borrowings	$6,391,347	$13,323,643
Accounts payable	1,724,551	1,497,152
Deferred revenue	402,407	625,326
Amount due to related parties	12,772	1,217,442
Accrued expenses and other liabilities	2,932,166	3,007,901
Lease liabilities, current	6,743	-
Income tax payable	501,480	508,726
Total current liabilities	11,971,466	20,180,190

Non-Current liabilities:
Deferred tax liabilities	1,303	-
Lease liabilities, non-current	18,756	-
Total non-current liabilities	20,059	-
TOTAL LIABILITIES	$11,991,525	$20,180,190

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary shares (par value of $0.0005 per share, 100,000,000 shares authorized and 14,591,942 shares issued and outstanding as of September 30, 2024)	$-	$7,296
Class A ordinary shares (par value of $0.0005 per share, 400,000,000 shares authorized and 95,998,776 shares issued and outstanding as of September 30, 2025)	48,000	-
Class B ordinary shares (par value of $0.0005 per share, 100,000,000 shares authorized and 7,592,500 shares issued and outstanding as of September 30, 2025)	3,796	-
Subscription receivable	(6,250)	(6,250)
Additional paid-in capital	13,043,402	6,617,596
Statutory reserve	899,731	899,731
Retained earnings	4,958,991	6,076,018
Accumulated other comprehensive loss	(608,729)	(408,465)
Total shareholders’ equity	18,338,941	13,185,926
Non-controlling interests	2,825,790	2,884,447
Total equity	21,164,731	16,070,373
TOTAL LIABILITIES AND EQUITY	$33,156,256	$36,250,563

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE LOSS

(In U.S. dollars, except for otherwise noted)

	For the years ended
	September 30,
	2025	2024	2023
Net revenue from third parties	$9,813,820	$10,929,070	$12,501,615
Net revenue from related party	34,895	577,370	1,064,336
Cost of revenues from third parties	(7,482,224)	(8,346,419)	(8,596,872)
Cost of revenue from related party	(21,637)	(291,635)	(826,095)
Gross profit	2,344,854	2,868,386	4,142,984

Operating expenses:
Selling expenses	(2,078,251)	(2,053,019)	(1,567,385)
General and administrative expenses	(2,327,352)	(4,558,041)	(1,861,728)
Research and development expenses	(435,311)	(302,511)	(301,644)
Total operating expenses	(4,840,914)	(6,913,571)	(3,730,757)

Other income (loss):
Interest expense	(503,519)	(557,571)	(392,741)
Interest income	181,682	11,727	25,417
Government subsidies	1,600,527	346,571	74,232
Other income (expenses), net	135,400	578,758	(8,746)
Total other income (loss)	1,414,090	379,485	(301,838)

(Loss) income before income tax expense	(1,081,970)	(3,665,700)	110,389
Income tax (expense) benefit	(119,053)	125,291	(47,006)
Net (loss) income	$(1,201,023)	$(3,540,409)	$63,383

Net loss attributable to non-controlling interest	(128,356)	(48,091)	(48,647)
Net (loss) income attributable to ordinary shareholders	$(1,072,667)	$(3,492,318)	$112,030
Other comprehensive loss:
Foreign currency translation adjustment	(130,447)	453,181	(268,068)
Total comprehensive loss	(1,331,470)	(3,087,228)	(204,685)

Total comprehensive (loss) income attributable to non-controlling interests	(58,688)	136,727	(80,165)
Total comprehensive loss attributable to shareholders	$(1,272,782)	$(3,223,955)	$(124,520)

Weighted average number of ordinary shares
Basic and Diluted	28,983,269	12,705,011	12,500,000
Basic and diluted (loss) earnings per ordinary share	(0.04)	(0.27)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total shareholders	Non-controlling	Total
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	receivable	capital	Reserve	earnings	Income (Loss)	equity	interest	equity
Balance as of Sept 30, 2022	12,500,000	6,250	-	-	-	-	(6,250)	85,012	850,690	9,505,347	(440,278)	10,000,771	1,189,829	11,190,600
Shareholders’ contributions
Net income	-	-	-	-	-	-	-	-	-	112,030	-	112,030	(48,647)	63,383
Provision for statutory reserve	-	-	-	-	-	-	-	-	36,792	(36,792)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(236,550)	(236,550)	(31,518)	(268,068)
Balance as of Sept 30, 2023	12,500,000	6,250	-	-	-	-	(6,250)	85,012	887,482	9,580,585	(676,828)	9,876,251	1,109,664	10,985,915
Initial public offering proceeds net of listing expenses	2,091,942	1,046	-	-	-	-	-	5,403,608	-	-	-	5,404,654	-	5,404,654
Contribution from non-controlling interest	-	-	-	-	-	-	-	1,128,976	-	-	-	1,128,976	1,638,056	2,767,032
Net loss	-	-	-	-	-	-	-	-	-	(3,492,318)	-	(3,492,318)	(48,091)	(3,540,409)
Provision for statutory reserve	-	-	-	-	-	-	-	-	12,249	(12,249)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	268,363	268,363	184,818	453,181
Balance as of Sept 30, 2024	14,591,942	7,296	-	-	-	-	(6,250)	6,617,596	899,731	6,076,018	(408,465)	13,185,926	2,884,447	16,070,373
Re-designation of authorized ordinary shares	(14,591,942)	(7,296)	6,999,442	3,500	7,592,500	3,796	-	-	-	-	-	-	-	-
Public offering proceeds net of listing expenses	-	-	10,000,000	5,000	-	-	-	4,071,250	-	-	-	4,076,250	-	4,076,250
Registered direct offering proceeds net of listing expenses	-	-	22,055,096	11,028	-	-	-	1,373,656	-	-	-	1,384,684	-	1,384,684
Issurance of pre-funded warrants for cash, net of offering costs	-	-	-	-	-	-	-	1,063,810	-	-	-	1,063,810	-	1,063,810
Warrant shares exercised via cashless option	-	-	56,944,238	28,472	-	-	-	(28,472)	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	-	(1,072,667)	-	(1,072,667)	(128,356)	(1,201,023)
Disposal of a subsidiary	-	-	-	-	-	-	-	(54,438)	-	(44,360)	(149)	(98,947)	31	(98,916)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(200,115)	(200,115)	69,668	(130,447)
Balance as of Sept 30, 2025	-	-	95,998,776	48,000	7,592,500	3,796	(6,250)	13,043,402	899,731	4,958,991	(608,729)	18,338,941	2,825,790	21,164,731

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended
	September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,201,023)	$(3,540,409)	$63,383
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	923,108	1,410,452	1,603,129
Inventories write-down	105,599	762	18,320
Loss on disposal of equipment	178,381	42,504	8,089
Allowance for credit loss	(184,977)	12,157	149,503
Allowance for advances to suppliers	15,468	-	-
Allowance for advances to suppliers for equipment	13,865	-	-
Deferred tax expense (benefits)	111,151	(46,044)	(94,533)
Loss on disposal of subsidiaries	126	-	-
Interest income of loan to third parties	(158,428)	-	-
Changes in assets and liabilities:
Accounts receivable – third parties	1,022,554	1,815,361	(131,950)
Advance to suppliers	6,036,907	(1,061,321)	977,318
Amount due (from) to related parties	(1,377,588)	1,775,923	(3,964,077)
Inventories	568,669	1,576,799	(400,544)
Operating lease liabilities	(5,838)	(2,029)	(51,755)
Prepaid expenses and other current assets	194,515	293,683	1,291,145
Accounts payable	245,499	(2,553,902)	864,585
Income taxes payable	-	(250,423)	136,508
Deferred revenue	(211,238)	(176,969)	52,245
Accrued expenses and other liabilities	(32,465)	(1,524,631)	1,688,370
Net cash provided by (used in) operating activities	6,244,285	(2,228,087)	2,209,736

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	-	(33,313)	(127,913)
Purchase of property and equipment	(1,332,507)	(9,225,094)	(455,391)
Proceed from disposal of property and equipment	472,929	194,328	-
Loans to third parties	(6,123,175)	-	-
Repayment from loans to third parties	6,099,169	-	-
Loan to related parties	(2,657,124)	-	-
Repayment from related parties	5,128,096	-	-
Acquisition consideration of a subsidiary	(85,012)	-	-
Refundable advance deposit	(9,110,000)	-	-
Net cash outflow from disposal of a subsidiary	(95)	-	-
Net cash used in investing activities	(7,607,719)	(9,064,079)	(583,304)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offering and registered direct offering	6,900,912	7,373,839	-
Cash deposited in escrow account	-	(400,000)	-
Return of cash deposited in escrow account	400,000	-	-
Contributions from non-controlling interest	-	2,767,032	-
Proceeds from short-term borrowings	17,954,939	13,394,778	9,107,082
Repayments of short-term borrowings	(24,610,052)	(9,369,404)	(6,000,791)
Loan from related party	860,780	-	-
Repayment to related party	(2,028,623)	-	-
Loans to related parties	-	(4,574,088)	(5,669,834)
Repayment from related parties	-	5,477,054	5,891,373
Loans to third parties	-	(1,133,656)	(2,723,935)
Repayment from loans to third parties	-	2,734,478	23,562
Payment of offering cost	(376,168)	(613,009)	(1,356,176)
Net cash (used in) provided by financing activities	(898,212)	15,657,024	(728,719)

Effect of exchange rate changes	(207,360)	555,464	(33,852)

Net increase (decrease) in cash and restricted cash	(2,469,006)	4,920,322	863,861
Cash, cash equivalents, and restricted cash, at beginning of year	6,557,605	1,637,283	773,422
Cash, cash equivalents and restricted cash, at end of year	$4,088,599	$6,557,605	$1,637,283
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,088,599	6,557,605	1,596,096
Restricted cash	-	-	41,187
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,088,599	6,557,605	1,637,283

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	8,103	$9,973	$160,162
Interest paid	508,519	$543,753	$312,035

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

WORK Medical Technology Group LTD (the “Company”, “Work Cayman” or “WORK”) was incorporated under the law of the Cayman Islands on March 1, 2022 as an exempted company with limited liability. The Company, together with its subsidiaries (collectively, the “Group”), is engaged in manufacturing and selling medical consumables through its subsidiaries in the People’s Republic of China (the “PRC” or “China”). The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “WOK” on August 23, 2024, and on August 26, 2024, the Company completed its initial public offering of 2,000,000 Ordinary Shares at a price of $4.00 per share (the “IPO”). On August 28, 2024, the underwriter for the IPO exercised its over-allotment option in part to purchase 91,942 Ordinary Shares at a price of $4.00.

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

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of incorporation /acquisition	Place of incorporation	Percentage of effective ownership	Principal activities
Subsidiaries
Work BVI	March 15, 2022	British Virgin Islands (“BVI”)	100% owned by Work Cayman	Investment holding
Work Medical Technology	April 19, 2022	Hong Kong	100% owned by Work BVI	Investment holding
Work RWA TECH LIMITED	September 2, 2025	Hong Kong	100% owned by Work Medical Technology	Investment holding
WFOE	April 28, 2022	PRC	100% owned by Work Medical Technology	Investment holding
Work Hangzhou	November 10, 2021	PRC	100% owned by Work Age	Investment holding
Hangzhou Shanyou	April 29, 2002	PRC	95% owned by Work Hangzhou	Produce and sale of medical consumables
Hangzhou Hanshi	July 22, 2019	PRC	60% owned by Hangzhou Shanyou	Sale of medical consumables
Shanghai Saitumofei Medical Treatment Technology Co., Ltd. (“Shanghai Saitumofei”)*	July 27, 2022	PRC	44.2017% owned by Work Hangzhou	Sale of medical consumable
Hunan Saitumofei Medical Treatment Technology Co., Ltd (“Hunan Saitumofei”)*	July 27, 2022	PRC	100% owned by Shanghai Saitumofei	Sale of medical consumables
Hangzhou Woli Medical Treatment Technology Co., Ltd (“Hangzhou Woli”)	July 22, 2022	PRC	100% owned by Work Hangzhou	Sale of medical consumables
Shanghai Chuqiang Medical Equipment Co., Ltd. (“Shanghai Chuqiang”) **	March 12, 2018	PRC	100% owned by Hangzhou Shanyou	Sale of medical consumables
Hangzhou Youshunhe Technology Co., Ltd. (“Hangzhou Youshunhe”)	February 27, 2023	PRC	51% owned by Hangzhou Shanyou	Sale of medical consumables
Huangshan Saitumofei Medical Treatment Technology*	April 30, 2024	PRC	100% owned by Shanghai Saitumofei	Research and development

*	On July 27, 2022, Work Hangzhou acquired 51% of the shares of Shanghai Saitumofei for a cash consideration of RMB100,000. Since then, Shanghai Saitumofei has become a subsidiary of the Group. On May 24, 2024, Work Hangzhou and the other original shareholders of Shanghai Saitumofei (collectively, the “Original Shareholders”) entered into a Capital Injection Agreement with Tunxi District Huangshan City Leading Industry Incubation Fund Ltd. (“Huangshan Fund”). According to the agreement, Huangshan Fund agreed to invest RMB20 million in cash to obtain 13.33% newly issued shares of Shanghai Saitumofei. Following the capital investment by Huangshan Fund, the Group’s ownership interest in Shanghai Saitumofei was diluted to 44.2017%. However, on May 24, 2024, the Original Shareholders entered into a concerted action agreement (the “Concerted Action Agreement”), to ensure that the Group retains majority voting rights (collectively 86.67%) in Shanghai Saitumofei. Under the Concerted Action Agreement, if the Original Shareholders cannot reach a consensus, Work Hangzhou’s opinion shall prevail. The Concerted Action Agreement has no fixed term and is irrevocable unless all parties consent unanimously. As a result, the Group is still required to consolidate Shanghai Saitumofei in the reporting entity in the scope of ASC 810 Consolidation.
**	Shanghai Chuqiang was dissolved on May 16, 2025, therefore, the Group will not consolidate Shanghai Chuqiang in the reporting entity henceforth.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(d)	Escrow

In connection with the closing of the Company’s initial public offering in August 2024, $400,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twelve months after the closing date of the initial public offering. As of September 30, 2025 and 2024, the balance of the escrow account related to IPO was $nil and $400,000 respectively.

(e)	Leases

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

(f)	Accounts receivable, net

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

(g)	Inventories, net

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

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Advance to suppliers

Advance to suppliers refers to advances for purchase of materials, which is applied against accounts payable when the materials are received. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. Advance to suppliers as of September 30, 2025 and 2024 primarily consisted of prepayments for purchasing raw materials.

(i)	Property, plant and equipment, net

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

(j)	Intangible assets, net

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which is as follows:

Category	Estimated useful lives
Land use rights	36 years
Patent	5 – 10 years
Digital factory operation management system	10 years
Mask customization system	5 years

(k)	Advance to suppliers for equipment

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

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized for the years ended September 30, 2025, 2024 and 2023.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Fair value measurement

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

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature.

(n)	Revenue recognition

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

Geographic information

The following table disaggregates the Group’s revenue by geographic market for the years ended September 30, 2025, 2024 and 2023:

	For the Year Ended September 30,
	2025	2024	2023
China domestic market	$8,236,858	$9,823,148	$12,598,261
Overseas market	1,611,857	1,683,292	967,690
Net revenue	$9,848,715	$11,506,440	$13,565,951

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue by product categories

The following table disaggregates the Group’s revenue product categories for the years ended September 30, 2025, 2024 and 2023:

	For the Year Ended September 30,
	2025	2024	2023
Medical devices other than masks(1)	9,134,381	9,414,751	7,997,540
Masks	$640,428	$1,559,750	$5,091,331
Commodity trading(2)	55,411	435,728	325,429
Others	18,495	96,211	151,651
Net revenue	$9,848,715	$11,506,440	$13,565,951

(1)	Medical devices other than masks are mainly anesthesia & respiratory consumables.

(2)	Commodity trading are mainly trading raw materials of masks and medical devices other than masks.

Contract balances

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized within the related accounts receivable.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for goods in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. The Group’s deferred revenue was $402,407 and $625,326 as of September 30, 2025 and 2024, respectively. During the years ended September 30, 2025 and 2024, the Group recognized $226,421 and $359,496 that was included in deferred revenue balance at September 30, 2024 and 2023, respectively.

Other than deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of September 30, 2025 and 2024.

Contract costs

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. For the years ended September 30, 2025 and 2024, the Group did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

(o)	Government subsidies

Government subsidies are recognized as other income when received and all the conditions for their receipt have been met. The government subsidies were paid by cash and have no defined rules and regulations to govern the criteria necessary for the Group to enjoy the benefits.

For the years ended September 30, 2025, 2024 and 2023, the Group received government subsidies of $1,600,527, $346,571 and $74,232, respectively.

(p)	Costs of revenue

Cost of revenue mainly comprised of raw material costs, depreciation, labor cost, shipping and handling costs and other overhead expenses.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Income taxes

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended September 30, 2025, 2024 and 2023, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(r)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products and commodity trading. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT.

The VAT rate is 13% for taxpayers selling consumer products.

(s)	Non-controlling Interest

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

(t)	Foreign currency transactions and translations

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

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of September 30,
	2025	2024
Balance sheet items, except for equity accounts	7.1190	7.0176

	For the Years Ended September 30,
	2025	2024	2023
Items in the statements of income and comprehensive loss, and statements of cash flows	7.2125	7.2043	7.0824

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(u)	Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed from RMB to USD is reported in other comprehensive loss in the consolidated statements of income and comprehensive loss.

(v)	Earnings per share

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

(w)	Segment reporting

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

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)	Commitments and contingencies

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

(y)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides guidance for entities that apply the practical expedient and accounting policy election, if applicable, when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

Other accounting standards updates issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Accounts receivable	$687,367	$2,652,596
Allowance for doubtful accounts	(71,529)	(1,003,799)
Accounts receivable, net	$615,838	$1,648,797

The Group recorded reversal of credit loss of $86,429, $155,467 and $134,846 for the years ended September 30, 2025, 2024 and 2023; and recorded credit loss of $60,263, $108,775 and $136,228 for the years ended September 30, 2025, 2024 and 2023, respectively.

As of date of issuance of this financial statement, the Group has collected $171,053 of outstanding balance as of September 30, 2025.

	For the Year Ended
	September 30,
	2025	2024	2023
Balance at the beginning of the year	$1,003,799	$1,011,601	$1,344,480
Current period addition	60,263	108,775	136,228
Write-off	(879,908)	-	(309,656)
Reversal	(86,429)	(155,467)	(134,846)
Foreign currency translation adjustment	(26,196)	38,890	(24,605)
Balance at the end of the year	$71,529	$1,003,799	$1,011,601

Impairment of $879,908 was written off due to long aging for the year ended September 30, 2025.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Raw materials	$527,252	$605,154
Work in progress	878,322	1,463,866
Finished goods	1,404,946	1,366,573
Less: impairment	355,043	251,642
Inventories, net	$2,455,477	$3,183,951

Impairment provided for the inventories was $197,254, $239,715 and $18,320 for the years ended September 30, 2025, 2024 and 2023, respectively.

	For the Year Ended
	September 30,
	2025	2024	2023
Balance at the beginning of the year	$251,642	$241,288	$229,239
Current period addition	197,254	239,715	18,320
Reduction	(91,655)	(238,953)	-
Foreign currency translation adjustment	(2,198)	9,592	(6,271)
Balance at the end of the year	$355,043	$251,642	$241,288

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Loans to third parties(1)	$1,048,082	$1,232,268
Receivables from third parties(2)	-	593,327
Prepaid expenses(3)	190,782	143,604
Others	41,926	90,854
Allowance for doubtful accounts	-	(427,351)
Total prepaid expenses and other current assets	$1,280,790	$1,632,702

(1)	In July 2024, the Company entered into an agreement with Hangzhou Bota Commercial Co. Ltd. (“Hangzhou Bota”), to lend RMB6,000,000 (approximately $854,993) to Hangzhou Bota, with annualized interest rate at 3.92%, and due in July 2025. The Company has collected all the balance in July 2025.

In September 2025, the Company entered into agreements with Hangzhou Weishi Trading Co., Ltd. (“Hangzhou Weishi”), to lend up to RMB7,000,000 (approximately $983,284) to Hangzhou Weishi, with annualized interest rate at 4.00%, and due in September 2026. The balance of loan to Hangzhou Weishi is RMB6,658,403 (approximately $935,300) as of September 30, 2025.

The remaining uncollected loans and interests to several third parties for their daily operations are due within one year or on demand.

(2)	The balance represented receivables from the disposal of equipment to several third parties and other miscellaneous receivables from third parties. Receivables from the disposal of equipment were collected in full during the years ended September 30, 2025.

(3)	The balance represented the unamortized portion of prepayments made to certain of the Group’s service providers for daily operations.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Property and buildings	$11,464,247	$11,606,914
Machinery and equipment	5,304,738	5,367,205
Vehicle	187,476	218,326
Office and electric equipment	151,449	143,481
Buildings improvement	317,903	309,994
Subtotal	17,425,813	17,645,920
Less: impairment	901,923	914,955
Less: accumulated depreciation	5,936,038	5,358,480
Property, plant and equipment, net	$10,587,852	$11,372,485

Depreciation expense was $848,658, $1,336,879 and $1,507,792 for the years ended September 30, 2025, 2024 and 2023, respectively.

No impairment of long-lived assets was recognized for the years ended September 30, 2025, 2024 and 2023.

Written-off of impairment due to disposal of property, plant and equipment were $nil, $1,791,418 and $22,327 for the years ended September 30, 2025, 2024 and 2023, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
Land use rights	$1,002,869	$1,017,360
Patent	141,229	143,270
Digital factory operation management system	169,394	171,842
Mask customization system	37,695	38,239
Subtotal	1,351,187	1,370,711
Less: accumulated amortization	392,071	326,649
Intangible assets, net	$959,116	$1,044,062

Amortization expenses were $69,166, $56,923 and $53,220 for the years ended September 30, 2025, 2024 and 2023, respectively.

The following table presents future amortization as of September 30, 2029:

Year ending September 30,	Amount
2026	$70,075
2027	64,222
2028	53,836
2029	45,483
2030	45,057
Thereafter	680,443
$959,116

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of September 30,	As of September 30,
	2025	2024
VAT and other taxes payable	$1,975,064	$1,862,661
Payroll payable	513,578	231,113
Other payable(1)	443,524	914,127
Total accrued expenses and other liabilities	$2,932,166	$3,007,901

(1)	The balance represented unpaid cancelled investment funds from an investor (FY25: $130,625; FY24: $142,499), payable to employees for their reimbursement claims and other miscellaneous payables to third parties.

9.	TAXATION

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

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended September 30, 2025, there are qualified small and low-profit enterprises in PRC, and thus it was eligible for the above preferential tax rate for small and low-profit enterprises.

The income tax provision consisted of the following components:

	For the Year Ended
	September 30,
	2025	2024	2023
Current income tax expenses (benefit)	$7,902	$(83,025)	$141,539
Deferred income tax expenses (benefit)	111,151	(42,266)	(94,533)
Total income tax expenses (benefit)	$119,053	$(125,291)	$47,006

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

(Loss) income before income taxes	$(1,081,970)	$(3,665,700)	$110,389
Income tax expenses computed at statutory EIT rate of 25%	(270,493)	(916,425)	27,597
Reconciling items:
Effect of preferred tax rate	160,532	657,287	(14,264)
Additional deduction for R&D expenses	(64,358)	(45,377)	(45,247)
Change in valuation allowance	273,737	164,582	53,964
Tax effect of non-deductible items	19,635	14,642	24,956
Income tax expenses (benefit)	119,053	(125,291)	47,006
Effective tax rates	$-11.0%	$3.4%	$42.6%

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9.	TAXATION (cont.)

Deferred tax assets/liabilities

As of September 30, 2025 and 2024, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of September 30,	As of September 30,
	2025	2024
Deferred tax assets:
Allowance for credit loss	$11,572	$213,390
Inventories write-down	53,257	37,746
Lease Liabilities	1,275	-
Net operating loss carry forwards	1,094,845	78,210
Deferred tax assets, gross	1,160,949	329,346
Less: valuation allowance	(1,160,949)	(78,210)
Deferred tax assets, net	$-	$251,136
Deferred tax liabilities:
Right-of-use assets	1,303	-
Depreciation*	-	138,220
Deferred tax liabilities	1,303	138,220
Net deferred tax asset:	$(1,303)	$112,916

*	The PRC income tax laws and regulations allow the Group to deduct certain machinery and equipment’s depreciation once for all at the time of purchase which is in excess of the related depreciation under accounting.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10.	BORROWINGS

As of September 30, 2025 and 2024, summary of the borrowings is as following:

	Annual	Maturity	As of September 30,	As of September 30,
	Interest Rate	date	2025	2024
Bank of Jiangsu	4.05%	February 2026	$421,408	$-
	4.05%	September 2025	-	427,497
		Subtotal	$421,408	$427,497

Xiaoshan Rural Commercial Bank	3.60%	August 2026	$3,441,494	$-
	3.60%	August 2026	1,123,753	-
	3.60%	August 2026	702,346	-
	3.60%	July 2026	702,346	-
	4.50%	August 2025	-	3,491,222
	4.40%	August 2025	-	1,139,991
	4.20%	August 2025	-	712,494
	4.20%	July 2025	-	712,494
		Subtotal	$5,969,939	$6,056,201

China Citic Bank	3.70%	July 2025	$-	$854,993
	4.20%	December 2024	-	5,984,952
		Subtotal	$-	$6,839,945
		Total	$6,391,347	$13,323,643

Interest expenses were $503,519, $557,571 and $392,741 for the years ended September 30, 2025, 2024 and 2023, respectively. The weighted average interest rates of borrowings outstanding were 3.63%, 4.34% and 4.50% per annum as of September 30, 2025, 2024 and 2023, respectively.

The borrowings from Xiaoshan Rural Commercial Bank were secured by the Group’s equipments and buildings.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	COO, Director and a significant shareholder of the Group
b	Liwei Zhang	A significant shareholder of the Group and the spouse of Baiming Yu
c	Huiyu Chuanggu (Hangzhou) Equity Investment Fund Co., Ltd. (“Huiyu Chuanggu”)	Shuang Wu acted as the executive director and owned 30% equity interests of this related party
d	Shuang Wu	CEO, Director, and Chairman of the Board of Directors
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang
h	Ming Zhao	The Supervisor of Shanghai Saitumofei
i	Qijia Yu	Immediate family member of Baiming Yu
j	Hangzhou Yuanqi Biotech Co., Ltd. (“Hangzhou Yuanqi”)	Baiming Yu acted as director before January, 2024

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of September 30, 2025	As of September 30, 2024

Hangzhou Qingniu(1)	$4	$855,618
Huiyu Chuanggu(2)	1,474,926	-
Hangzhou Shuige(1)	-	421,092
Shuang Wu(3)	9,310,000	1,424,989
Qijia Yu(2)	1,404	5,437
Total	$10,786,334	$2,707,136

(1)	The balance represents an interest-free loan to the related party, which is repayable on demand.
(2)	The balance represents advances made to the related party for the Group’s daily operational purposes. The Group has fully collected the balance from Huiyu Chuanggu as of the date of this annual report.
(3)	The balance represents advances made to the related party for the Group’s daily operational purposes, and refundable advance deposit for a potential acquisition. The Group has collected $1,210,000 of the balance from Shuang Wu as of the date of this annual report, and the remaining $8,100,000 has been paid to a third party by Shuang Wu on behalf of the Company as equity transfer consideration. Details of this transaction are disclosed in the note of SUBSEQUENT EVENTS.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As September 30, 2025	As of September 30, 2024

Xiaoshan Ance(1)	$-	$142,499
Ming Zhao(3)	-	4,207
Huiyu Chuanggu(2)	-	1,064,916
Baiming Yu(3)	12,772	5,820
Total	$12,772	$1,217,442

(1)	The balance represents interest-free loans from the related party, which are due on demand.
(2)	The balance represents the payment on behalf of the Group for its daily operations and the IPO costs, including legal fees and accounting fees.
(3)	The balance represents an advance from this related party for the Group’s daily operations, which is interest-free and has no fixed repayment term.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11.	RELATED PARTY TRANSACTIONS (cont.)

	For the years ended September 30,
Nature	2025	2024	2023
Loan to Hangzhou Shuige(1)	$812,478	$1,538,672	$423,585
Repayment from Hangzhou Shuige(1)	1,222,192	1,110,448	423,585
Loan to Liwei Zhang(1)	-	319,254	303,075
Repayment from Liwei Zhang(1)	-	330,580	362,377
Advance to Baiming Yu(2)	-	3,705	1,187,554
Reimbursement from Baiming Yu(2)	-	9,375	644,678
Loan to Baiming Yu(1)	139,407	-	-
Repayment from Baiming Yu(1)	139,407	692,074	-
Loan from Baiming Yu(5)	130,984	-	-
Repayment to Baiming Yu(5)	124,040	-	-
Consideration of equity transaction(11)	83,189	-	-
Repayment to Xiaoshan Ance(5)	138,648	-	-
Selling to Hangzhou Qingniu(3)	34,895	577,370	1,011,587
Loan to Hangzhou Qingniu(1)	823,570	2,716,162	4,943,174
Rent income from Hangzhou Qingniu(4)	-	-	52,749
Purchase from Hangzhou Qingniu(10)	2,260	-	-
Repayment from Hangzhou Qingniu(1)(3) (4)	1,684,835	4,036,026	5,105,411
Advance to Shuang Wu(6)	-	2,054,627	3,467,737
Repayment from Shuang Wu(6)	-	1,159,929	2,022,703
Loan to Shuang Wu(1)	881,669	-	-
Repayment from Shuang Wu(1)	2,081,662	-	-
Loan from Shuang Wu(5)	729,796	-	-
Repayment to Shuang Wu(5)	729,796	-	-
Refundable advance deposit(12)	9,110,000	-	-
Advance to Huiyu Chuanggu(2) (7)	-	447,927	2,894,499
Reimbursement from Huiyu Chuanggu(7)	-	2,077,162	1,397,077
Management service fee to Huiyu Chuanggu(8)	-	1,247,508	-
Repayment to Huiyu Chuanggu for IPO costs paid on behalf of the Group (5)	1,036,139	-	-
Rent income from Hangzhou Yuanqi(4)	-	-	-
Collection from Hangzhou Yuanqi(4)	-	-	706
Advance to Ming Zhao(9)	-	-	866
Collection from Ming Zhao(9)	-	-	866
Advance to Qijia Yu(2)	-	8,142	-
Repayment from Qijia Yu(2)	-	2,846	-

(1)	This represented the Group’s interest-free loans, which was due on demand, to these related parties and repayment from these related parties.
(2)	It was the advances which is interest-free and due on demand made to the related parties for the Group’s daily operational purposes, and reimbursement from the related parties for the Group’s operational expenses.
(3)	It was the receivable for selling medical consumables to this related party, repayment from this related party.
(4)	It was the receivable and collection for providing rental service to this related party.
(5)	These consisted of the Group’s interest-free loans, which are due on demand, from the related parties for the Group’s daily operations or a portion of the IPO costs, including legal fees and accounting fees, and repayment to the related parties.
(6)	This consisted of the Group’s advance to this related party with no fixed term of repayment and interest, and the repayment from this related party.
(7)	This consisted of the advance to this related party for the Group’s initial public offering costs, including legal fees and accounting fees, and the reimbursement of excessive advance payment from this related party.
(8)	This represented management service fee charged by the related party.
(9)	This consisted of the advance to this related party for the Group’s daily operations.
(10)	This consisted of the payable for purchase of materials from the related party.
(11)	This consisted of the consideration of equity transfer of Hangzhou Hanshi.
(12)	This consisted of the refundable advance deposit for a potential acquisition.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	ORDINARY SHARES

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

On February 5, 2025, at the 2024 annual general meeting of shareholders (the “AGM”) of the Company, the shareholders of the Company passed resolutions to (i) increase the Company’s authorized share capital; (ii) re-designate and re-classify the Company’s authorized share capital; and (iii) adopt amended and restated memorandum and articles of association to reflect the share capital increase, the share re-designation and re-classification, and the terms of the re-designated and re-classified shares of the Company. As a result, immediately following the AGM, the Company’s authorized share capital was increased, and re-designated and re-classified from $50,000 divided into 100,000,000 ordinary shares of par value $0.0005 each to $250,000 divided into 400,000,000 Class A ordinary shares of par value $0.0005 each (each, a “Class A ordinary share,” and, collectively, the “Class A ordinary shares”), with each Class A ordinary share entitled to one vote, and 100,000,000 Class B ordinary shares of par value $0.0005 each (each, a “Class B ordinary share,” and, collectively, the “Class B ordinary shares”), with each Class B ordinary share entitled to 20 votes. Class A ordinary shares and Class B ordinary shares shall have equal dividend rights. Subject to the share capital re-designation, on April 8, 2025, the Company issued an aggregate of 7,592,500 Class B ordinary shares to three shareholders, and repurchased an equivalent number of Class A ordinary shares from such shareholders.

On May 22, 2025, the Company closed its underwritten follow-on offering and sale of 10,000,000 Ordinary Units, with each Ordinary Unit consisting of (i) one Class A ordinary share, (ii) one Series A warrant to purchase one Class A ordinary share, and (iii) one Series B warrant to purchase one Class A ordinary share. The Ordinary Unit was priced at $0.50 per unit. The Company generated gross proceeds of $5,000,000, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by the Company.

The Series A warrants have a one-year term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per Class A Ordinary Share. If at any time and from time to time on or after the Series A warrants are issued there occurs any share split, share dividend, share combination, or reverse share split, recapitalization, or other similar transaction involving the Class A Ordinary Shares (a “Share Combination Event”), the Series A warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series A warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 3.0. As a result, holders of the Series A warrants may elect to be issued a maximum of 30,000,000 Class A Ordinary Shares upon the exercise of the Series A warrants upon a Share Combination Event. As of September 30, 2025, all of 10,000,000 Series A warrants are outstanding.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12.	ORDINARY SHARES (cont.)

The Series B warrants have a three-month term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per share. The Series B warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series B warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 4.0. Such zero price exercise is subject to the beneficial ownership limitations as described in the Series B warrant. As a result, holders of the Series B warrants may elect to be issued a maximum of 40,000,000 Class A Ordinary Shares upon the exercise of the Series B warrants. As of September 30, 2025, all of 10,000,000 Series B warrants have been exercised in exchange for total 40,000,000 Class A Ordinary Shares of the Company through “zero price exercise”.

On September 25, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 22,055,096 Class A ordinary shares of the Company, par value $0.0005 per share; and (ii) pre-funded warrants to purchase up to 16,944,238 Class A Ordinary Shares (the “Pre-Funded Warrants”). The purchase price for each Class A Ordinary Share was $0.075 and the purchase price for each Pre-Funded Warrant was $0.075.

The Registered Direct Offering closed on September 26, 2025. The Company received approximately $2.9 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

The Pre-Funded Warrants were sold to any Purchaser, whose purchase of the Shares in the Registered Direct Offering would otherwise have resulted in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0005 per share. The Pre-Funded Warrants were exercisable immediately at any time until exercised in full (subject to the beneficial ownership limitation described above), and were exercised in full by the Purchasers thereof on September 25, 2025, in exchange of total 16,944,238 Class A Ordinary Shares of the Company.

On September 12, 2025, WORK Medical Technology Group LTD (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”). During the EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion (together, the “Share Consolidations,” and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to a maximum of US$10,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value, as a result of the Share Consolidation(s) at a ratio of four Class A ordinary shares for every one Class B ordinary shares (the “Share Capital Increase”); such Share Capital Increase to be conditional upon approval by the Board, in its sole discretion, and to take effect on such date as the Board may determine, within one year from the date of the EGM; and (iii) the adoption of a further amended and restated memorandum of association to reflect the relevant Share Consolidation and/or the Share Capital Increase.

On September 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1; (ii) an increase in the Company’s authorized share capital from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each, to US$10,000,000 divided into 160,000,000 Class A ordinary shares of par value US$0.05 each and 40,000,000 Class B ordinary shares of par value US$0.05 each; and (iii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation and the Share Capital Increase. The Share Consolidation and the Share Capital Increase were completed on October 21, 2025 and October 6, 2025, respectively.

Subscription receivable

As of September 30, 2025 and 2024, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 125,000 and 12,500,000 ordinary shares issued by the Company, respectively.

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

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of September 30, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the consolidated net assets were $3,235,308 and $984,743, respectively.

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

There is no single customer that accounted 10% or more of the Group’s total revenue for the twelve months ended September 30, 2025, 2024 and 2023.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14.	CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	2025	2024
Percentage of the Group’s Accounts receivable
Customer A	*	24%
Customer B	38%	*
Customer C	16%	*

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the years ended
	September 30,
	2025	2024	2023
Percentage of the Group’s purchase
Supplier A	16%	15%	*
Supplier B	11%	10%	*
Supplier C	-	*	13%
Supplier D	*	*	11%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total advance to suppliers:

	2025	2024
Percentage of the Group’s advance to suppliers
Supplier E	*	33%
Supplier F	*	18%
Supplier G	51%	15%
Supplier H	26%	*
Supplier I	19%	*

*	Represent percentage less than 10%

15.	COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2025 and 2024, the Group has no material purchase commitments or significant leases.

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

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16.	Earnings (loss) per share

The following table sets forth the computation of basic net earnings (loss) per share:

	For the fiscal years ended September 30,
	2025	2024	2023
	$	$	$
Net earnings (loss) attributable to ordinary shareholders	(1,072,667)	(3,492,318)	112,030
Weighted average number of ordinary shares outstanding
– basic and diluted	28,983,269	12,705,011	12,500,000
Basic and diluted earnings (loss) per share	(0.04)	(0.27)	0.01

17.	SUBSEQUENT EVENTS

On September 25, 2025, the Company and the original shareholder (the “Seller”) of ELEFUN GROUP CO., LIMITED (“Elefun”) entered into a Share Transfer Agreement. According to the agreement, the Seller intends to sell, and the Company intends to purchase from the Seller, an aggregate of 30% of the issued and outstanding shares of Elefun at a total price of $8,100,000. Up to January 27, 2026, the transaction has been closed, and the Company has fully paid the consideration.

On November 20, 2025, the Company entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent Class A ordinary shares, par value $0.05 per share (the “Class A Ordinary Shares”).

The Company is not obliged to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of The Nasdaq Stock Market to sell shares from time to time based upon the Company’s instructions, including any price, time, or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent a commission of 3.5% of the aggregate gross proceeds from each sale of Class A Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated November 21, 2025, to the registration statement on Form F-3 (Registration Number 333-289943), filed by the Company on August 29, 2025 (the “Registration Statement”), that forms a part of such Registration Statement, for an aggregate offering price of up to $200,000,000.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

17.	SUBSEQUENT EVENTS (cont.)

On October 21, 2025, the Company held an extraordinary general meeting of shareholders (the “EGM”). During the EGM, the shareholders passed certain resolutions with respect to: (i) one or more share consolidations of all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”), each at such consolidation ratio and with such effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion (together, the “Share Consolidations,” and each, a “Share Consolidation”); provided, however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s existing amended and restated memorandum and articles of association; and (ii) the adoption of a further amended and restated memorandum of association to reflect the relevant Share Consolidation.

On November 29, 2025, the Board passed certain resolutions with respect to (i) a consolidation of the Shares at the ratio of 100:1; and (ii) the adoption of an amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation. The effective date of the Share Consolidation was December 29, 2025 (the “Effective Date”). On the Effective Date, the Company’s authorized ordinary shares were consolidated at the ratio of one hundred-for-one, and the authorized share capital of the Company became US$100,000,000 divided into 16,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000 Class B ordinary shares of par value US$5.00 each.

As of December 28, 2025, the Company had 122,001,406 ordinary shares issued and outstanding, composed of 121,925,481 Class A ordinary shares and 75,925 Class B ordinary shares. As a result of the Share Consolidation, as of the Effective Date, there were approximately 1,220,015 ordinary shares issued and outstanding, composed of approximately 1,219,255 Class A ordinary shares and 760 Class B ordinary shares (subject to the adjustment of rounding fractional shares into additional whole shares).

On December 30, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with LWY GROUP LTD, a British Virgin Islands company and an existing shareholder of the Company, which is wholly owned by Baiming Yu (“LWY GROUP”). Pursuant to the Securities Purchase Agreement, LWY GROUP agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to LWY GROUP, an aggregate of 100,000 Class B ordinary shares of the Company, par value US$5.00 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S under the Securities Act of 1933, as amended.

As a result of the above transaction, Baiming Yu, through LWY GROUP, will beneficially own 100,625 Class B ordinary shares of the Company, representing 2,012,500 votes on matters to be decided by way of a poll and approximately 55.30% of the aggregate voting power of the Company’s outstanding ordinary shares.

On January 20, 2026, the Company entered into a service agreement with Zhejiang Jijian New Energy Technology Co., Ltd. (“Zhejiang Jijian”), to commission Zhejiang Jijian to provide professional investment advisory and agency services for potential real estate projects. As of the date of this annual report, an advance payment of RMB10,500,000 (approximately $1,506,456) has been disbursed to Zhejiang Jijian, which is refundable and fully deductible from the final property purchase price.

The Group has evaluated subsequent events from September 30, 2025 and through the date of issuance of the consolidated financial statements which is January 30, 2026, and did not identify any subsequent events except disclosed above that would have material financial impact or that required adjustment of the Group’s consolidated financial statements.