Form 20-F/A
period 2025-09-30
WORK Medical Technology Group LTD
filed 2026-03-20
CIK 1929783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name	Auditor Location	Auditor Firm ID
WWC, P.C.	San Mateo, California	PCAOB ID No. 1171
HTL International, LLC	Houston, Texas	PCAOB ID No. 7000

EXPLANATORY NOTE

WORK Medical Technology Group LTD (“we,” “us,” “the Company,” “our” or “WOK”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended September 30, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026. The sole purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to file the Exhibit 15.2 and Exhibit 15.3. No other changes have been made to the Annual Report as amended by Amendment No. 1.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report and this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
15.2*	Consent of WWC, P.C., regarding the incorporation by reference the report dated February 14, 2025 in this Annual Report on Form 20-F
15.3*	Consent of HTL International, LLC, regarding the incorporation by reference the report dated January 30, 2026 in this Annual Report on Form 20-F
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Shuang Wu
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: March 20, 2026

2